Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Kingsway Reports Third Quarter Loss and Provides Update on Progress

     TORONTO, Nov. 6 /CNW/ - (TSX: KFS, NYSE: KFS) Kingsway Financial Services
Inc. ("Kingsway" or the "Company") today announced its financial results for the third quarter and nine months ended September 30, 2009. It also provided shareholders with an update on the Company's progress in executing its business transformation plan. All amounts are in U.S. dollars unless indicated
otherwise.
     The Company reported a third quarter net loss of $118.1 million or $2.19 per share diluted. This represents a loss of $128.8 million from run-off and discontinued businesses, including a loss of $95.5 million from Lincoln
General Insurance Company ("Lincoln General").
     Kingsway President and CEO Colin Simpson stated, "It's important to put these results in context since the losses we're reporting for the quarter have come from businesses that are not part of our ongoing operations. I believe we reached an important turning point this quarter and we are now beginning to see the evidence that our transformation plan was the right one."
     The following are highlights of what the Company accomplished since the release of its second quarter results, all aligned with the Company's strategy to exit unprofitable businesses, shed non-core assets, and free up liquidity in the group:

     <<
     -   Disposed of Lincoln General in order to protect the longer-term interests of the Kingsway group of companies' and Lincoln General's stakeholders.
     -   Completed the consolidation of Kingsway General Insurance Company and
         JEVCO Insurance Company operations in Canada under a single "JEVCO
         Insurance Company" marketing brand.
     -   Launched the consolidated Personal Lines and Commercial Lines businesses in the U.S. under a single "Kingsway America Inc."
         marketing brand.
     -   Improved Kingsway's working capital position by selling non-core assets such as HI Holdings Inc. and its subsidiary Zephyr Insurance
         Company Inc. ("Zephyr"), Avalon Risk Management Inc., and real estate assets in Calgary.
     -   87% of gross premiums written were generated from core lines of business (non-standard auto/motorcycle, commercial auto and surety).
     -   Executed the planned reinsurance repatriation and debt and share buy-
         back activities in order to increase capital in the operating subsidiaries.
     -   Reduced expenses well ahead of schedule by accelerating the expense reduction timetable, achieving $11.3 million in cost savings in the quarter.
     -   Eliminated an additional 240 staff positions in the quarter for a total of 850 staff reductions year to date against a target of 1,000 by the end of 2010.
     >>

     Investment income was $5.8 million in the quarter, a decrease of 82%
compared to the same period a year ago, which was largely due to the impact of a stronger Canadian dollar on the Company's unhedged Canadian dollar debt, as well as lower interest income from a smaller fixed-income securities portfolio.
     The Company is progressing with its business transformation plan, and is on track to achieve its annualized savings by year-end 2010:

     <<
     -   By accelerating execution of the transformation plan, the Company has already succeeded in achieving expense reductions of $45 million for
         2009 - or almost 130% of the previously disclosed $34.8 million savings target for 2009. This represents an annual run rate of $70 million.
     -   Year-to-date, the Company has achieved 85% (850) of the 1,000 total staff reductions target for completion by the end of 2010.
         Approximately 73% of these reductions were in the U.S. operation and
         27% in Canada.
     -   Workforce reduction alone will result in $22.0 million in savings this year, and an annual run rate of $50.4 million.
     -   The Company remains on target to incur approximately $22 million in transition costs. One-time costs of $18.4 million have been incurred to date.
     >>

     Mr. Simpson concluded by saying, "We still have a lot of work ahead of us, but I believe we have turned the corner and we are on track to return the group to profitability in 2010. We have spent most of this year looking behind us and addressing the legacy problems that were holding us back. Now we can begin to look forward and start building the Kingsway of the future."

     Board of Directors

     Kingsway further announced that Gregory P. Hannon was appointed to the
Board of Directors, effective September 16, 2009. William Andrus resigned from the Board effective August 2, 2009. Robert Cassels and Walter E. Farnam
resigned from the Board effective September 16, 2009. J. Brian Reeve resigned from the Board effective November 3, 2009.

     Dividend

     The Board of Directors has decided that a quarterly dividend will not be declared for the third quarter of 2009.

     Conference Call and Webcast

     You are invited to participate in our quarterly results conference call that will take place on November 6, 2009 at 8:30 a.m. EDT. To access please dial 1-800-732-1073 about five minutes before the start of the call. An audio webcast will also be broadcast live and can be accessed:

     - Through our website at http://www.kingsway-financial.com, or
     - Directly at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2834920.

     About the Company

     Kingsway Financial Services Inc. ("Kingsway" or the "Company") focuses on non standard automobile insurance in North America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers, and commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in Canada and the U.S. which it is currently consolidating to reduce overhead and strengthen its competitive position.
     The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     This news release contains forward-looking information. This news release also contains certain non-GAAP measures. Please refer to the sections entitled
"Forward Looking Statements" and "Non-GAAP Financial Measures" in the
following Management's Discussion and Analysis.

     Financial Summary:

     The following information throughout the Financial Summary and
Management's Discussion and Analysis presents the financial results as continuing operations unless otherwise specifically stated as discontinued
operations:

     <<
     -------------------------------------------------------------------------
                                 Three months               Nine months
                             ended September 30:        ended September 30:
     -------------------------------------------------------------------------
     (in millions of
      dollars except
      per share values)     2009     2008    Change    2009     2008   Change
     -------------------------------------------------------------------------
     Gross premiums
      written             $ 184.4  $335.0     (45%) $ 658.4 $1,151.9     (43%)
     Underwriting loss     (126.8)  (49.5)   (156%)  (263.8)  (142.5)    (85%)
     Investment income        5.8    31.9     (82%)    60.7     99.1     (39%)
     Net realized gains
      (loss)                 30.5   (29.1)    205%     10.5    (24.2)    143%
     Write-down of
      investment in
      subsidiary            (23.6)      -    (100%)   (23.6)       -    (100%)
     Loss from continuing
      operations           (117.1)  (42.1)   (178%)  (213.3)   (73.2)   (191%)
     Net loss              (118.1)  (17.4)   (579%)  (214.8)   (45.5)   (372%)
     Diluted loss per
      share - continuing
      operations            (2.17)  (0.76)   (186%)   (3.90)   (1.32)   (195%)
     Diluted loss per
      share - net loss      (2.19)  (0.32)    584%    (3.93)   (0.82)   (379%)
     Book value per share    5.31   14.02     (62%)    5.31    14.02     (62%)
     Combined ratio        153.5%  113.3%    40.2%   133.4%   112.1%    21.3%
     -------------------------------------------------------------------------
     Segmented
     Results

     -------------------------------------------------------------------------
                              Three months ended September 30, 2009
     -------------------------------------------------------------------------
     (in thousands            United               Sub
      of dollars)    Canada   States  Corporate   Total     Run-off     Total
     -------------------------------------------------------------------------
     Income (loss)
      from
      continuing
      operations  $10,410    $8,812   $(8,543)  $10,679  $(127,823) $(117,144)
     Add:
       Restructuring
        charges        68        80     5,400     5,548        313      5,861
       Write-down of
        intangible
        asset           -         -         -         -      1,575      1,575
       Write-down of
        investment
        in
        subsidiary      -         -         -         -     23,613     23,613
       Write-down on
        assets held
        for sale    1,743         -         -     1,743          -      1,743
       Accelerated
        software
        amortization
        and write-
        offs            -         -         -         -      3,800      3,800
     Less:
       Employees
        health
        insurance
        claims
        reserves
        for 2008
        year            -      3,500        -     3,500          -      3,500
       Gains on
        sale of
        securities
        related to
        commuted
        reinsurance
        arrangements    -    10,689         -    10,689          -     10,689
       Gains on
        buy-back of
        senior notes    -     6,607         -     6,607          -      6,607
     -------------------------------------------------------------------------
     Normalized income
      (loss) from
      continuing
      operations  $12,221  $(11,904)  $(3,143)  $(2,826)  $(98,522) $(101,348)
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                              Nine months ended September 30, 2009
     -------------------------------------------------------------------------
     (in thousands            United               Sub
      of dollars)    Canada   States  Corporate   Total     Run-off     Total
     -------------------------------------------------------------------------
     Income (loss)
      from
      continuing
      operations   $6,916    $7,137   $(8,447)  $ 5,606  $(218,898) $(213,292)
     Add:
       Restructuring
        charges       954     2,431    11,330    14,715      3,695     18,410
       Write-down of
        intangible
        asset           -         -         -         -      1,575      1,575
       Write-down of
        investment
        in
        subsidiary      -         -         -         -     23,613     23,613
       Write-down on
        assets held
        for sale    1,743         -         -     1,743          -      1,743
       Accelerated
        software
        amortization
        and
        write-offs      -     3,200         -     3,200      5,800      9,000
     Less:
       Employees
        health
        insurance
        claims
        reserves for
        2008 year       -     3,500         -     3,500          -      3,500
       Gains on
        sale of
        securities
        related to
        commuted
        reinsurance
        arrangements    -    10,689         -    10,689          -     10,689
       Proceeds on
        settlement
        of law
        suits       3,850     7,150         -    11,000          -     11,000
       Gains on
        buy-back of
        senior notes    -     9,254         -     9,254          -      9,254
     -------------------------------------------------------------------------
     Normalized income
      (loss) from
      continuing
      operations   $5,763  $(17,825)  $ 2,883   $(9,179) $(184,215) $(193,394)
     -------------------------------------------------------------------------

     -   The tables above present the Company's financial performance, showing separately the contribution of each reporting segment adjusted for items the Company considers to be non-recurring. This information is provided to show what the Company considers to be a more accurate presentation of its ongoing operations. The figures presented are from continuing operations which means that they do not include the results of York Fire Insurance Company, HI Holdings and its subsidiary Zephyr Insurance Company Inc. ("Zephyr") or Avalon Risk
         Management Inc. which have been or were in the process of being sold at the balance sheet date.

     -   The loss of $117.1 million from continuing operations for the quarter
         ($213.3 million year to date) arose primarily from a loss of $127.8 million in the quarter ($207.9 million year to date) in the Run-off segment. The Canadian and U.S. segments report a profit of $10.4 million and $8.8 million respectively in the quarter ($6.9 million profit and $3.8 million loss year to date respectively).

     -   After adjusting for what the Company considers to be non-recurring items, the normalized loss from continuing operations was $101.3 million for the quarter ($193.4 million year to date). The $15.8 million reduction in the loss ($19.9 million year to date) when compared to the loss from continuing operations is primarily due to the one-time nature of the write-down of the Company's investment in a subsidiary and the restructuring charges incurred in the Company's transformation program, partially offset by gains on the sale of securities to facilitate the commutation of internal reinsurance agreements.

     -   On October 19, 2009, the Company's indirect wholly owned subsidiary,
         Kingsway America Inc. ("KAI") donated all of the stock of its wholly owned subsidiary Walshire Assurance Company ("Walshire") to charity, and with this disposition Lincoln General Insurance Company ("Lincoln
         General"), a subsidiary of Walshire, ceases being a member of the
         Kingsway group of companies. Walshire is included in the Run-off segment and has been consolidated in the Company's financial statements as at September 30, 2009. The net loss of Walshire for the quarter was $95.5 million ($169.8 million year to date). As of the date of the disposition of Walshire, the Company is of the view that its control over Walshire and its subsidiaries, including Lincoln
         General was lost. Management intends that Walshire and its subsidiaries will no longer be consolidated beginning October 19,
         2009.

     -   During the quarter, the Company entered into a definitive agreement to sell HI Holdings Inc. and its subsidiary Zephyr, wholly owned subsidiaries of KAI. The Company also sold substantially all the assets of Avalon Risk Management Inc. ("Avalon") subsequent to quarter-end. Both transactions closed in the fourth quarter of 2009.
         Revenue from these discontinued operations were $1.5 million ($2.4 million year to date) for the third quarter 2009 compared to $0.8 million ($1.4 million year to date) for the same quarter last year.
         The net loss from these discontinued operations, net of taxes was
         $1.0 million ($2.4 million net income year to date) in the third quarter compared to net income of $1.3 million ($4.0 million year to date) for the same quarter last year.

     -   During the quarter, the Company commuted all internal reinsurance agreements between Kingsway Reinsurance Corporation and its U.S.
         operating companies. The Company also took the steps necessary in preparation for the consolidation of the Canadian operations effective October 1, 2009 which involved the assumption by JEVCO
         Insurance Company of the assets and liabilities of Kingsway General
         Insurance Company and the commutation of all reinsurance agreements between JEVCO Insurance Company, Kingsway General Insurance Company
         and Kingsway Reinsurance (Bermuda) Limited.

     -   To facilitate the above-mentioned commutations, a significant portion of the Barbados securities portfolio was liquidated during the quarter which resulted in net realized gains of approximately $10.7 million.

     -   As was previously announced, management of the Company has decided that JEVCO Insurance Company will become the marketing brand in
         Canada. In the fourth quarter of 2009, capital has been injected into
         JEVCO Insurance Company to support the consolidated operations. The estimate of JEVCO Insurance Company's MCT as at October 1, 2009 on a
         pro-forma basis meets the target ratio of 243% agreed with the Office of the Superintendent of Financial Institutions ("OSFI") prior to the transaction being approved. Subsequent to the balance sheet date, all of Kingsway General Insurance Company's insurance licenses have been surrendered.

     -   Gross premiums written for the Canadian operating segment decreased by 20% for the quarter to $73.3 million (23% to $222.5 million year to date) from $91.5 million in the third quarter last year ($290.6 million prior year to date). The U.S. operating segment reported a decrease in premiums of 21% for the quarter to $82.2 million (19% to
         $299.3 million year to date) from $103.7 million in the third quarter last year ($371.4 million prior year to date). The Run-off operating segment reported a decrease in premiums of 79% for the quarter to
         $28.9 million (72% to $136.6 million year to date) from $139.8 million in the third quarter last year ($489.9 million prior year to date). The significant reduction in premium volume across all segments is a reflection of the Company's strategy of discontinuing unprofitable lines of business, primarily within its commercial lines as well as the K-Plus program in Canada.

     -   As a result of the Company re-focusing its efforts on core, profitable lines of business, non standard automobile and motorcycle premiums for the nine months to September 30, 2009 were $454.0 million or 69% of the total gross premiums written compared to $610.7 million or 53% of gross premiums written in the same period last year.

     -   The net adverse reserve development recorded in the quarter totaled
         $81.6 million, of which $84.1 million related to the Run-off segment and $4.8 million related to the ongoing U.S. operations. Unfavourable development in the Run-off and U.S. operating segments were partially offset by favourable development of $7.3 million in the ongoing
         Canadian operations.

     -   The Company has incurred restructuring costs of $5.9 million in the quarter ($18.4 million year to date) as a result of implementing the transformation plan announced in the first quarter of 2009. Of the total restructuring costs, severance costs associated with the
         Company's corporate restructuring plan account for $1.6 million in the quarter ($9.3 million year to date).

     -   Investment income, excluding net realized gains was $5.8 million compared to $31.9 million for the same quarter of 2008, an 82%
         decrease. This decline is due primarily to a loss of approximately
         $12.7 million from the impact of the strengthening of the Canadian dollar on the Company's unhedged Canadian dollar debt as well as from lower interest income from lower yields on a smaller portfolio.

     -   General and Administrative expenses decreased 17% to $47.7 million in the third quarter of 2009 from $57.3 million in the same quarter last year (19% to $135.3 million from $166.5 million for the year to date). The decrease in the quarter and year to date is primarily due to the impact of the transformation program which has produced savings, the largest being approximately $10.7 million ($15.8 million year to date) related to reduced headcount. Also contributing to the decrease in General and Administrative expenses in the quarter and year to date are reduced legal fees following the settlement in the second quarter of two lawsuits. The year-to-date expenses include the proceeds of $11.0 million on the settlement of these lawsuits. Also in the third quarter, the Company recognized the reversal of a previously recorded $3.5 million reserve for employee health insurance claims. The savings described above have been partially offset by the costs associated with the transformation program.

     -   As at September 30, 2009, the book value per share was $5.31 compared to $8.24 as at December 31, 2008.
     >>

     Kingsway Financial Services Inc.'s Management Discussion and Analysis

     The following management's discussion and analysis ("MD&A") should be read in conjunction with: (i) the Kingsway Financial Services Inc.'s
("Kingsway" or the "Company") unaudited interim consolidated financial statements for the third quarter of fiscal 2009, and the notes related thereto; (ii) the annual MD&A for fiscal 2008 set out on pages 9 to 54 in the
Company's 2008 Annual Report, including the section on risk factors; and (iii)
the audited consolidated financial statements for fiscal 2008 set out on pages
61 to 104 of the Company's 2008 Annual Report, and the notes related thereto.

     The Company's financial results are reported in U.S. dollars. Unless otherwise indicated, all amounts are in U.S. dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

     Non-GAAP Financial Measures

     The Company uses both GAAP and certain non-GAAP financial measures to assess performance. Securities regulators require that companies caution readers about non-GAAP financial measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 106 of the 2008 Annual Report. Although there is not a property and casualty industry defined standard that is consistently applied in calculating these ratios, Kingsway has historically included costs such as corporate office expenses and excluded premium finance revenues whereas other public companies have done otherwise in the calculation of their expense and combined ratios. Readers are therefore cautioned when comparing Kingsway's combined ratios to those of other public companies as they may not have been calculated on a comparable basis.

     Date of MD&A

     Unless otherwise noted, the information contained in this MD&A is based on information available to management as of November 6, 2009.

     RESULTS OF CONTINUING OPERATIONS

     Premiums

     <<
     -------------------------------------------------------------------------
                                 Three months               Nine months
                             ended September 30:        ended September 30:
     -------------------------------------------------------------------------
     (in millions
      of dollars)           2009     2008    Change    2009     2008    Change
     -------------------------------------------------------------------------
     Gross premiums
      written
       Canada            $  73.3   $ 91.5     (20%) $ 222.5 $  290.6     (23%)
       U.S.                 82.2    103.7     (21%)   299.3    371.4     (19%)
       Run-off              28.9    139.8     (79%)   136.6    489.9     (72%)
     -------------------------------------------------------------------------
       Total             $ 184.4   $335.0     (45%) $ 658.4 $1,151.9     (43%)

     Net premiums
      written
       Canada            $  69.4   $ 99.5     (30%) $ 221.8 $  319.0     (30%)
       U.S.                 82.2    106.5     (23%)   326.9    368.4     (11%)
       Run-off              18.2    112.4     (84%)    94.9    418.0     (77%)
     -------------------------------------------------------------------------
       Total             $ 169.8   $318.4     (47%) $ 643.6 $1,105.4     (42%)

     Net premiums
      earned
       Canada            $  85.6   $109.4     (22%) $ 242.0 $  294.9     (18%)
       U.S.                100.1    121.3     (17%)   332.4    363.5      (9%)
       Run-off              51.2    140.3     (64%)   215.6    521.3     (59%)
     -------------------------------------------------------------------------
       Total             $ 236.9   $371.0     (36%) $ 790.0 $1,179.7     (33%)
     -------------------------------------------------------------------------
     >>

     Gross premiums written for the Canadian operating segment decreased by
20% for the quarter to $73.3 million (23% to $222.5 million year to date) from
$91.5 million in the third quarter last year ($290.6 million prior year to date). The U.S. operating segment reported a decrease in premiums of 21% for the quarter to $82.2 million (19% to $299.3 million year to date) from $103.7 million in the third quarter last year ($371.4 million prior year to date).
The Run-off operating segment reported a decrease in premiums of 79% for the quarter to $28.9 million (72% to $136.6 million year to date) from $139.8 million in the third quarter last year ($489.9 million prior year to date).
The significant reduction in premium volume across all segments in a reflection of the Company's strategy of discontinuing unprofitable lines of business, primarily within its commercial lines as well as the K-Plus program in Canada.
     The Canadian segment accounted for 40% of gross premiums for the quarter
(34% year to date), while the U.S. segment accounted for 45% for the quarter
(45% year to date) and Run-Off 15% for the quarter (21% year to date).
     The Company reported decreases in certain major lines across the group.
Non standard auto including motorcycle, trucking and commercial auto decreased by 26%, 94% and 47% respectively for the year to date compared to the same period last year reflecting the Company's decision to terminate unprofitable business and exit certain commercial lines of business. Non standard auto including motorcycle has emerged as the Company's primary line of business, accounting for 69% of gross premiums written for the year to date compared to
53% last year. The proportion of trucking and commercial auto premiums as a percent of the Company's total gross premiums written have declined to 2% and
13% respectively compared to 18% and 14% respectively last year.

     <<
     Investment Income

     -------------------------------------------------------------------------
                                 Three months               Nine months
                             ended September 30:        ended September 30:
     -------------------------------------------------------------------------
     (in millions
      of dollars)           2009     2008    Change    2009     2008    Change
     -------------------------------------------------------------------------
     Investment income     $ 5.8    $31.9     (82%)   $60.7    $99.1     (39%)
     -------------------------------------------------------------------------
     >>

     Investment income in the quarter was $5.8 million, an 82% decrease compared to the same period last year (decreased 39% to $60.7 million year to date). The primary reason for this decrease in the quarter is a loss of approximately $12.7 million from the impact of the strengthening Canadian dollar on the Company's unhedged Canadian dollar denominated debt. Also contributing to the decrease is the reduction in interest income from lower yields as a result of a significant drop in short term interest rates in
Canada and in the U.S. and from the duration and risk profile of the portfolio having been reduced. A smaller fixed income securities portfolio in the U.S.
as a result of certain lines of business being put into voluntary run-off has also contributed to the lower interest income in the quarter. For a more detailed analysis of investment income see Note 7 to the Consolidated
Financial Statements.
     The cost based yield on the fixed income portfolio decreased to 3.2%
compared to 4.4% for the same quarter last year. The cost based yield represents the total interest income before expenses divided by the average amortized cost base of fixed income securities, including cash, held in the portfolio during the period. The lower yield is due to a reduction in duration and risk profile of the portfolio during the quarter and the reinvestment of maturing securities in a lower interest rate environment. The yield has also been adversely impacted by the higher than normal cash balance during the quarter to facilitate related party reinsurance transactions.

     Net Realized Gains (Losses)

     The table below presents a summary of the net realized gains (losses) for the current quarter with comparative figures:

     <<
     -------------------------------------------------------------------------
                                 Three months               Nine months
                             ended September 30:        ended September 30:
     -------------------------------------------------------------------------
     (in millions
      of dollars)           2009     2008    Change    2009     2008    Change
     -------------------------------------------------------------------------
     Fixed income          $31.8    $(0.3)  10700%    $34.7      4.3     707%
     Write-down of assets
       held for sale        (1.7)       -        -     (1.7)       -        -
     Equities                0.5     (5.9)    108%    (17.4)    12.2    (243%)
     Impairments            (0.1)   (22.9)    100%     (5.1)   (40.7)     87%
     -------------------------------------------------------------------------
     Total                 $30.5   $(29.1)    205%    $10.5   $(24.2)    143%
     -------------------------------------------------------------------------
     >>

     For the three months ended September 30, 2009, sales from the securities portfolio, the write-down of assets held for sale and the write-down of securities that are considered to be other than temporarily impaired resulted in a net realized gain of $30.5 million ($10.5 million year to date) compared to a net realized loss of $29.1 million for the three months ended September
30, 2008 ($24.2 million year to date).
     Net realized gains on the sale of fixed income securities amounted to
$31.8 million for the three months ended September 30, 2009 ($34.7 million year to date) compared to a net realized loss of $0.3 million for the same period last year (gain of $4.3 million year to date). Net realized gains in the current quarter arose due to a rebalancing of the fixed income portfolio and from the liquidation of securities in Bermuda and Barbados to facilitate the related party reinsurance commutation transactions. During the quarter, longer duration securities and lower credit securities were sold to better match the expected cash flow needs of our lines of business now in run-off and to reduce the risk profile and potential volatility of the portfolio.
     The write-down of assets held for sale relates to an adjustment to fair market value of the Company's head office building in Mississauga, Ontario.
The amount of the write-down represents the difference between the carrying value and the value per the contract for sale.
     As was previously announced, the Company elected to dispose of virtually all of its common share equities during the first quarter of 2009. In addition to the $91.9 million impairment charge on the common share equity portfolio taken in the fourth quarter of 2008, the liquidation resulted in a realized loss of $18.2 million in the first quarter of 2009. This decision to liquidate the equity portfolio as well as the sale by the Company in the second and third quarters of securities considered to be of a higher credit risk than desired, has removed from the securities portfolio substantially all securities believed to be other than temporarily impaired. Consequently, the value of securities considered to be other than temporarily impaired as at
September 30, 2009 is $0.1 million.

     <<
     Underwriting Results (excluding Corporate)

     -------------------------------------------------------------------------
                                 Three months               Nine months
                             ended September 30:        ended September 30:
     -------------------------------------------------------------------------
     (in millions
      of dollars)           2009     2008    Change    2009     2008    Change
     -------------------------------------------------------------------------
     Underwriting profit
      (loss)
     Canada                 $2.9    $(3.2)  190.6%   $(16.5)  $(34.1)   51.6%
     U.S.                  (13.7)   (20.4)   32.8%    (31.8)   (20.1)  (58.2%)
     Run-off              (114.7)   (31.1) (268.8%)  (211.2)  (103.0) (105.0%)
                       -------------------------------------------------------
     Total               $(125.5)  $(54.7) (129.4%) $(259.5) $(157.2)  (65.1%)
                       -------------------------------------------------------

     Combined ratio
     Canada                96.6%   103.0%    (6.4%)  106.8%   111.5%    (4.7%)
     U.S.                 113.7%   116.8%    (3.1%)  109.6%   105.6%     4.0%
     Run-off              324.0%   122.2%   201.8%   197.9%   119.7%    78.2%
                       -------------------------------------------------------
     Total                152.9%   114.8%    38.1%   132.9%   113.4%    19.5%
                       -------------------------------------------------------

     Expense ratio
     Canada                39.3%    38.9%     0.4%    35.9%    41.0%    (5.1%)
     U.S.                  28.3%    36.4%    (8.1%)   29.9%    34.0%    (4.1%)
     Run-off               63.3%    34.5%    28.2%    48.0%    32.2%    15.8%
                       -------------------------------------------------------
     Total                 39.8%    36.4%     3.4%    36.7%    35.0%     1.7%
                       -------------------------------------------------------

     Loss ratio
     Canada                57.3%    64.1%    (6.8%)   70.9%    70.5%     0.4%
     U.S.                  85.4%    80.4%     5.0%    79.7%    71.6%     8.2%
     Run-off              260.7%    87.7%   173.0%   149.9%    87.5%    62.4%
                       -------------------------------------------------------
     Total                113.1%    78.4%    34.7%    96.2%    78.4%    17.8%
                       -------------------------------------------------------
     >>

     Underwriting profit for the Canadian operating segment was $2.9 million for the quarter compared to an underwriting loss of $3.2 million in the third quarter of 2008 (a loss of $16.5 million for the year to date compared to
$34.1 for the same period last year). The underwriting profit for the quarter is primarily a result of favourable reserve development of $7.3 million. The underwriting loss for the U.S. operating segment was $13.7 million for the quarter compared to $20.4 million in the third quarter of 2008 ($31.8 million for the year to date compared to $20.1 for the same period last year). The underwriting loss for the quarter is attributable to unfavourable reserve development of $4.8 million and increases to expected loss ratios on the current accident year based upon revised indications of ultimate expected loss payments. The underwriting loss for the Run-off segment was $114.7 million for the quarter compared to $31.1 million in the third quarter of 2008 ($211.2 million for the year to date compared to $103.0 for the same period last year). The underwriting loss for the quarter is primarily a result of unfavourable reserve development of $84.1 million, primarily at Lincoln
General.

     <<
     Adverse Development on Unpaid Claims

     -------------------------------------------------------------------------
                                 Three months               Nine months
                             ended September 30:        ended September 30:
     -------------------------------------------------------------------------
     (in millions of dollars)        2009        2008        2009        2008
     -------------------------------------------------------------------------
     Favourable (unfavourable)
      change in estimated unpaid
      claims for prior accident
      years (note 1):
       Canada                        $7.3       $(1.6)      $(0.2)      $(6.2)
       U.S.                          (4.8)       (3.0)      (11.3)        6.1
       Run-off                      (84.1)       (9.2)     (149.3)      (78.7)
                                 ---------------------------------------------
       Total                       $(81.6)     $(13.8)    $(160.8)     $(78.8)
                                 ---------------------------------------------
     As a % of net premiums
      earned (note 2):
       Canada                       (8.5%)       1.4%        0.1%        2.1%
       U.S.                          4.8%        2.5%        3.4%       (1.7%)
       Run-off                     164.3%        6.6%       69.3%       15.1%
                                 ---------------------------------------------
       Total                        34.5%        3.7%       20.4%        6.7%
                                 ---------------------------------------------
     As a % of unpaid claims
      (note 3):
       Canada                                                0.1%        0.9%
       U.S.                                                  3.2%       (0.5%)
       Run-off                                              13.9%        6.6%
                                                         ---------------------
       Total                                                 5.8%        3.5%
                                                         ---------------------

     Note 1 - (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results
     Note 2 - Increase (decrease) in current financial year reported combined ratio
     Note 3 - Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year
     >>

     The Canadian operations experienced estimated favourable unpaid claims development of $7.3 million for the quarter (unfavourable unpaid claims of
$0.2 million year to date) resulting in a decrease of 8.5% to the Canadian operations combined ratio for the quarter (increase of 0.1% year to date)
compared to unfavourable unpaid claims development of $1.6 million for the third quarter last year ($6.2 million year to date).
     The U.S. operations experienced estimated net unfavourable unpaid claims development of $4.8 million for the quarter ($11.3 million year to date)
resulting in an increase of 4.8% to the U.S. operations combined ratio for the quarter (3.4% year to date) compared with estimated net unfavourable unpaid claims development of $3.0 million in the same quarter (favourable unpaid claims development $6.1 million year to date) last year.
     The business in run-off experienced estimated net unfavourable unpaid claims development of $84.1 million for the quarter ($149.3 million year to date) resulting in an increase of 164.3% to the Run-off business combined ratio for the quarter (69.3% year to date) compared with estimated net unfavourable unpaid claims development of $9.2 million in the same quarter
($78.7 million year to date) last year.

     Expenses

     The expense ratio excluding corporate, increased to 39.8% in the quarter
(37.2% year to date) compared to 36.4% for the same quarter (35.0% year to date) last year. Costs included in the expense ratio are commissions, premium taxes, general and administration expenses and restructuring costs.
Commissions as a percent of net premium earned have decreased for the quarter and year to date compared to the same periods last year due to the significant change in mix of business. The impact of the decline in commissions on the expense ratio is more than offset by the impact of general and administration expenses which have also declined but at a slower pace than the reduction in net premium earned.
     General & Administrative expenses decreased 17% to $47.7 million in the third quarter of 2009 from $57.3 million in the same quarter last year (19% to
$135.3 million from $166.5 million for the year to date). The decrease in the quarter and year to date is primarily due to the impact of the transformation program which has produced savings, the largest being approximately $10.7 million ($15.8 million year to date) related to reduced headcount. Also contributing to the decrease in General and Administrative expenses in the quarter and year to date are reduced legal fees following the settlement in the second quarter of two lawsuits. The year-to-date expenses include the proceeds of $11.0 million on the settlement of these lawsuits. Also in the quarter, the Company recognized the reversal of a previously recorded $3.5 million reserve for employee health insurance claims. The savings described above have been partially offset by the costs associated with the transformation program which are $5.9 million in the quarter ($18.4 million year to date).

     Interest Expense

     Interest expense in the third quarter of 2009 decreased to $5.8 million
($18.0 million year to date) compared to $9.3 million for the third quarter of
2008 ($28.1 million year to date) as a result of the repayment of all short term bank debt in 2008 and the debt buy-back in 2009.

     Gain on Buy-Back of Senior Notes

     During the quarter Kingsway America Inc. and Kingsway 2007 General
Partnership purchased and cancelled $16.5 million ($21.1 million year to date)
face value of its senior unsecured debentures for $9.9 million ($11.8 million year to date) recording a gain of $6.6 million ($9.3 million year to date).

     Income Taxes

     Income tax recovery on continuing operations for the third quarter was
$3.3 million ($26.4 million year to date) compared with an income tax recovery of $17.4 million for the same quarter last year ($32.3 million year to date).
An increase in the valuation allowance of $32.8 million was recorded in the quarter ($40.4 million year to date).

     Income (Loss) from Continuing Operations and Earnings (Loss) Per Share -
Continuing Operations

     In the third quarter, the Company reported a loss from continuing operations of $117.1 million ($213.3 million year to date), compared to loss from continuing operations of $42.1 million in the third quarter of last year
($73.2 million year to date). Diluted loss per share was $2.17 for the quarter
($3.90 year to date) compared to diluted loss per share of $0.76 for the third quarter of 2008 (diluted loss per share of $1.32 year to date).

     Net Income (Loss) and Earnings (Loss) Per Share - Net Income (Loss)

     In the third quarter, the Company reported a net loss of $118.1 million
($214.8 million year to date), compared to net loss of $17.4 million in the third quarter of last year ($45.5 million year to date). Diluted loss per share was $2.19 for the quarter ($3.93 year to date) compared to diluted loss per share of $0.32 for the third quarter of 2008 (diluted loss per share of
$0.82 year to date).

     Balance Sheet

     The table below shows a review of selected categories from the balance sheet reported in the financial statements as at September 30, 2009 compared to December 31, 2008.

     <<
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     (in millions of dollars         September 30, December 31,         Change
      except per share values)               2009         2008
     -------------------------------------------------------------------------
     Assets
     Cash and cash equivalents              509.1         96.3         428.7%
     Securities                           1,758.3      2,319.4         (24.2%)
     Accounts receivable and other
      assets                                188.2        275.7         (31.7%)
     Income taxes recoverable                29.0         20.3          42.9%
     Future income taxes                     12.1         21.9         (44.7%)
     Capital assets                          60.7         60.8          (0.2%)
     Goodw ill and intangible assets         51.5         63.9         (19.4%)
     Assets held for sale                   129.9        117.4          10.6%

     Liabilities
     Provision for loss on investment
      in subsidiary                          23.6            -           0.0%
     Unearned premiums                      372.2        500.0         (25.6%)
     Unpaid claims                        1,888.3      1,879.0           0.5%
     Senior unsecured debentures            175.7        185.2          (5.1%)
     Liabilities held for sale               57.5         48.4          18.8%

     Shareholders ' Equity
     Book value per share                    5.31         8.24           (36%)
     -------------------------------------------------------------------------
     >>

     Cash:

     The cash balance increased to $509.1 million as at September 30, 2009 compared to $96.3 million as at December 31, 2008. This increase is primarily due to the liquidation of securities in the Barbados captive reinsurance portfolio to facilitate the related party reinsurance commutations which occurred around the balance sheet date. Substantially all of the cash has been reinvested in the fourth quarter in a combination of government securities and high quality corporate bonds.

     Securities:

     The fair value of the securities portfolio decreased 24.2% to $1.8 billion, compared to $2.3 billion as at December 31, 2008. This decrease is primarily due to the temporary liquidation around the balance sheet date of a portion of the portfolio to effect the commutation of internal reinsurance arrangements. Also contributing to the decline is lower premium volumes throughout the group, particularly at Lincoln General. Partially offsetting these factors are an appreciation of the market value of the securities in the portfolio and the impact of a stronger Canadian dollar at the balance sheet date on the conversion of the Canadian dollar portfolio to U.S. dollars.
     As previously announced, the Company elected to dispose of virtually all of its common share equities during the first quarter of 2009 in order to reduce volatility of the balance sheet and protect the Company's capital. The common share equity portfolio was substantially disposed of during the first quarter and proceeds were reinvested in high quality fixed income securities.
As at September 30, 2009, the fair value of the common share equity portfolio was $5.2 million. These common share equity holdings are being monitored in the context of the risk profile of the total portfolio.
     As at September 30, 2009, 91.9% of the fixed income portfolio is rated
'A' or better. For a quantitative analysis of the credit exposure of the
Company from its investment in fixed income securities and term deposits by rating as assigned by S&P or Moody's Investor Services see Note 8 to the
financial statements.
     The table below summarizes the fair value by contractual maturity of the fixed income securities portfolio, which includes term deposits and bonds, split between Canadian and U.S. operations:

     <<
     -------------------------------------------------------------------------
                                        Canadian          U.S.
                                      Operations    Operations         Total
     -------------------------------------------------------------------------
     Due in less than one year               3.9%         25.9%         15.5%
     Due in one through five years          42.9%         45.4%         44.3%
     Due in five through ten years          51.9%         12.2%         30.8%
     Due after ten years                     1.3%         16.5%          9.4%
     -------------------------------------------------------------------------
     Total                                 100.0%        100.0%        100.0%
     -------------------------------------------------------------------------
     >>

     There were net unrealized gains of $52.7 million on the total securities portfolio at September 30, 2009 which is included as a component of
"accumulated other comprehensive income", as compared to net unrealized gains of $32.4 million outstanding at December 31, 2008.
     For a quantitative analysis of the impact to the fair value of the fixed income portfolio of a change in interest rates, see Note 8 to the financial statements.
     As at September 30, 2009, the securities portfolio did not include any collateralized debt obligations nor any direct exposure to any asset backed commercial paper. The securities portfolio has a small exposure of approximately $0.5 million to the sub-prime mortgage market in the U.S.
through home equity loan asset backed securities. As at September 30, 2009, these securities had an aggregate net unrealized loss of $nil.

     Accounts receivable and other assets:

     The reduction in accounts receivable is primarily a result of declining premiums written due to termination of lines of business.

     Income taxes recoverable:

     Income taxes recoverable increased primarily as a result of Canadian operations continuing losses experienced in the quarter.

     Future income taxes:

     Future income taxes have decreased due to a valuation allowance recorded during the year and due to the enactment of tax legislation relating to investments.
     The valuation allowance increased $32.8 million in the current quarter and by $40.4 million for the year to date. This allowance has been established as a result of the continued losses of the U.S. operations. Uncertainty over the Company's ability to utilize these losses over the short term has led to the Company recording the additional allowance.
     As a result of the enactment of tax legislation a $6.6 million decrease in the future income tax balance was recorded.

     Goodwill and intangible assets:

     Goodwill and intangible assets has decreased by $12.4 million or 19.4%
since the end of last year mainly as a result of the accelerated amortization of computer software in certain U.S. subsidiaries and amortization of intangible assets.

     Assets held for sale:

     Assets held for sale consist of all of the assets of Zephyr, the capital assets of Avalon and the Canadian real estate properties.

     Provision for loss on investment in subsidiary:

     As a result of the disposition of Walshire for $nil proceeds subsequent to the balance sheet date, the Company has recorded a provision against the net assets of Walshire as at September 30, 2009 ($13.6 million) and has recorded a provision for the $10 million cash commitment to Lincoln General.
For further details see Note 4 to the interim financial statements.

     Unearned premiums:

     Unearned premiums decreased 25.6% since December 31, 2008 as a result of lower written premiums.

     Liabilities held for sale

     Liabilities held for sale consist of all the liabilities of Zephyr.

     Unpaid claims:

     The following table presents a summary of the provision for unpaid claims by line of business:

     <<
     -------------------------------------------------------------------------
     (in millions of dollars)
     -------------------------------------------------------------------------
                                                  September 30,   December 31,
     Line of Business                                     2009           2008
     -------------------------------------------------------------------------
     Non-Standard Automobile                       $     520.5    $     489.3
     Standard Automobile                                   2.5            1.7
     Commercial Automobile                               223.0          217.8
     Trucking                                            590.7          657.4
     Motorcycle                                          135.1          118.1
     Property & Liability                                301.3          317.4
     Other                                               115.2           77.3
     -------------------------------------------------------------------------
     Total                                         $   1,888.3    $   1,879.0
     -------------------------------------------------------------------------
     >>

     The provisions for unpaid claims increased by 0.5% to $1.89 billion at the end of the third quarter compared to $1.88 billion at the end of 2008. The increase is a result of reserve strengthening during the year as well as the impact of the stronger Canadian dollar on unpaid claims of the Canadian operations when reported in U.S. dollars. These factors have been partially offset by the run-off of certain lines of business.
     The provision for unpaid claims includes case reserves for individual claims of $1.12 billion ($1.05 billion at December 31, 2008) and a provision for Incurred But Not Reported ("IBNR") claims which decreased 6.9% to $770.6 million ($828.1 million at December 31, 2008).

     Book value per share:

     Book value per share decreased by 39% to $5.31 at September 30, 2009 from
$8.24 at December 31, 2008 as a result of the diluted loss per share of $3.93 and the increase of $38.2 million in the "Accumulated other comprehensive income" component of shareholders' equity.

     Contractual Obligations

     Information concerning contractual maturities of financial instruments as at September 30, 2009 is shown in Note 8 of the financial statements. For further details on the Company's long term debt and interest obligations, refer to Note 20 of the Company's 2008 audited consolidated financial statements and pages 35 to 40 of the 2008 Annual Report which sets out the
Company's contractual obligations as at December 31, 2008.
     On June 29, 2009, Kingsway and Lincoln General entered into a consulting agreement with an external run-off manager to provide certain consulting services relating to Lincoln General, including advice and assistance in the development of a Run-off Plan. In addition to base compensation of $1.3 million annually, the agreement provides for a minimum of $2.5 million to be paid to the Run-off Manager at the termination of the contract (provided the contract is not terminated for cause), which, at the latest will be March 1,
2014. As Lincoln General was disposed of subsequent to the balance sheet date, the Company has accrued $6.1 million for the base compensation and additional compensation as at September 30, 2009.

     Liquidity and Capital Resources

     During the three and nine months ended September 30, 2009, the cash used in operating activities were $59.9 million and $246.4 million, respectively.
The Company's insurance subsidiaries fund their obligations primarily through the premium and investment income and maturities in the securities portfolio.
     Certain debentures issued by the Company contain negative covenants in their trust indentures, placing limitations and restrictions over certain actions without the prior written consent of the indenture trustees. Included in the negative covenants is the limitation on the incurrence of additional debt in the event that the total debt to total capital ratio or the senior debt to total capital ratio exceed 50% and 35%, respectively. The total debt is calculated on a pro-forma basis taking into account the issuance of additional debt. The debentures also include covenants limiting the issuance and sale of voting stock of restricted subsidiaries, the payment of dividends or any other payment in respect of capital stock of the Company, or the retirement of debt subordinate to the debentures covered by the trust indentures if, after giving effect to such payments as described in the trust indentures, the total debt to total capital ratio exceeds 50%.
     As at September 30, 2009 the Company's total debt to capital and senior debt to capital ratios were 55.4% and 41.1% respectively. As a result, the limitations and restrictions described above are currently applicable. The
Board of Directors is considering alternatives to reduce these ratios to remove the limitations and restrictions in place.
     As a holding company, Kingsway derives cash from its subsidiaries generally in the form of dividends and management fees to meet its obligations, which primarily consist of dividend and interest payments. The
Company believes that it has the flexibility to obtain the funds needed to fulfill its cash requirements and also to satisfy regulatory capital requirements over the next twelve months. The operating insurance subsidiaries require regulatory approval for the return of capital and, in certain circumstances, prior to the payment of dividends. In the event that dividends and management fees available to Kingsway are inadequate to service its obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.
     On June 26, 2009, KFS Capital LLC, an indirect wholly-owned subsidiary of
Kingsway, commenced a take-over bid (the "KLROC Offer") to acquire up to
1,000,000 preferred, retractable, redeemable, cumulative units of Kingsway
Linked Return of Capital Trust at a price per unit of C$12.00 in cash. The
KLROC Offer expired on Tuesday, August 4, 2009 and 694,015 units were tendered. This tender was paid for using available cash.
     Kingsway 2007 General Partnership, an indirect wholly-owned subsidiary of
Kingsway announced on July 14, 2009 the commencement of a modified "Dutch
Auction" tender offer (the "2012 Offer") for a portion of its outstanding
Unsecured 6% Debentures due July 11, 2012 (the "2012 Debentures"). The 2012
Offer provided for a cash purchase of 2012 Debentures at a price per C$1,000 principal amount of debentures of not less than C$540 and not greater than
C$620, for a maximum aggregate purchase price to the offeror not to exceed
C$31 million (excluding accrued and unpaid interest). The 2012 Offer expired
Friday, August 14, 2009 with valid tenders (that were not withdrawn) of
C$9,174,000 in aggregate principal amount of Debentures. Kingsway 2007 General
Partnership accepted for purchase all such tendered Debentures at the highest price specified of C$620 per C$1,000 principal amount. This tender was paid for using available cash.
     Subsequent to the balance sheet date the Company repaid in full a $6.9 million mortgage, on a property.
     Kingsway announced on July 29, 2009 an amendment to its normal course issuer bid for common shares had been approved by the Toronto Stock Exchange
("TSX"). The normal course issuer bid was originally announced by Kingsway on
November 28, 2008. Purchases under the normal course issuer bid from December
2, 2008 to December 1, 2009 were limited to 2,753,426 common shares (or approximately 5% of the aggregate number of common shares outstanding on
November 15, 2008). Purchases under the normal course issuer bid, as amended, are now limited to 5,386,545 common shares, or 10% of the public float on
November 28, 2008. Purchases under the normal course issuer bid, as amended, will terminate on December 1, 2009. To date 3,394,800 shares have been repurchased under the current normal course issuer bid at an average price of
C$3.76.
     The Capital Committee of Kingsway's board of directors has recommended that capital allocated to the Capital Committee for its $40 million capital initiative that was announced in May 2009 that remains unused following the expiry of: (i) the modified "Dutch Auction" tender offer for a portion of its outstanding Unsecured 6% Debentures due July 11, 2012, and (ii) the expiry of the take-over bid for units of the Kingsway Linked Return of Capital Trust, be applied to the repurchase of Kingsway common shares pursuant to the Company's normal course issuer bid.
     As at September 30, 2009, of the $40 million authorized by the Board of
Directors to repurchase debt and equity of the Company, approximately $31.8 million has been used.
     As at September 30, 2009 the Company was adequately capitalized to support the premium volume of the insurance subsidiaries.
     In Canada, JEVCO Insurance Company is regulated by the OSFI and Kingsway
General Insurance Company is regulated by the Financial Services Commission of
Ontario ("FSCO"). OSFI and FSCO expect each institution to maintain ongoing capital at no less than the supervisory target Minimum Capital Test ("MCT") of
150% and may establish, in consultation with an institution, an alternative supervisory target level based upon an individual institution's risk profile.
As at September 30, 2009 the MCTs of JEVCO Insurance Company and Kingsway
General Insurance Company were 239% and 210% respectively. As at September 30,
2009 the Canadian insurance companies have aggregate capital of approximately
$60.2 million in excess of the 150% level.
     As was previously announced, management of the Company has decided that
JEVCO Insurance Company will become the marketing brand in Canada. Effective
October 1, 2009 JEVCO Insurance Company assumed the assets and liabilities of
Kingsway General Insurance Company and all intercompany reinsurance agreements between JEVCO Insurance Company, Kingsway General Insurance Company and
Kingsway Reinsurance (Bermuda) Limited were commuted. In addition, capital has been injected into JEVCO insurance Company to support the consolidated operations. The estimate of JEVCO Insurance Company's MCT as at October 1,
2009 on a pro-forma basis meets the target ratio of 243% agreed with OSFI prior to the transaction being approved. Subsequent to the balance sheet date, all of Kingsway General Insurance Company's insurance licenses have been surrendered.
     In the United States, a risk based capital ("RBC") formula is used by the
National Association of Insurance Commissioners ("NAIC") to identify property and casualty insurance companies that may not be adequately capitalized. The
NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at September 30, 2009, all U.S. subsidiaries, with the exception of Lincoln General, are estimated to be above the required RBC levels, with RBC ratio estimates ranging between 286% and 37,410%, and have estimated aggregate capital (excluding Lincoln General) of approximately
$106.9 million in excess of the 200% level.
     As a result of Lincoln General's RBC level as at December 31, 2008, the
Pennsylvania Insurance Department was required to conduct an examination and issue an order outlining corrective action to be taken. Further, under
Pennsylvania law, Lincoln General may be deemed to be operating in a financially hazardous condition based on its financial statements at December
31, 2008. As a result, the Pennsylvania Insurance Department has the power to take a variety of regulatory actions, including but not limited to department supervision, and the seeking of a court order of rehabilitation or liquidation if it determines that Lincoln General's condition is such that the further transaction of business would be hazardous, financially, to its policyholders, creditors or the public.
     As part of a plan developed by management, Lincoln General has initiated running off its book of business and, accordingly, management has ceased writing new or renewal business, except where otherwise required by law or pre-existing contractual obligations, and has initiated mid-term cancellations in certain lines of business. As at December 31, 2008, Lincoln General had statutory admitted assets of $386.7 million, liabilities of $307.5 million, and statutory capital and surplus of $79.2 million. On March 11, 2009, Lincoln
General entered into a letter agreement with the Pennsylvania Insurance
Department (the Department) that provides for increased supervisory oversight by the Department including but not limited to increased reporting and
Department approval of non-routine matters including transfers or pledges of assets, extension of loans, incurring of debt, increases in salaries, payments of bonuses to officers and directors, and consummation of material transactions.
     On October 19, 2009, the Company announced that its indirect wholly owned subsidiary, Kingsway America Inc. ("KAI"), has disposed of its entire interest in KAI's wholly owned subsidiary Walshire Assurance Company ("Walshire").
Walshire is the sole shareholder of Lincoln General. All of the stock of
Walshire has been donated to charity, and with this disposition Lincoln
General ceases being a member of the Kingsway group of companies. As of the date of the disposition of Walshire, the Company is of the view that its control over Walshire and its subsidiaries, including Lincoln General was lost. Management intends that Walshire and its subsidiaries will no longer be consolidated beginning October 19, 2009.
     The Company is of the view that the extent of its obligations in connection with Walshire and its subsidiaries are the payment of a $10 million cash contribution to Lincoln General; continued compliance with a run-off management agreement, including certain continued support to the run-off management team at Lincoln General; and continuing guarantee and reinsurance obligations to inter-Company and third party insurance providers in respect of certain Lincoln General obligations.
     As part of the ongoing transformation program, during the second quarter the Company began terminating all related party reinsurance treaties. As at
September 30, 2009, all treaties between Kingsway Reinsurance Corporation and the U.S. operating companies have been commuted. As noted above, treaties between the Canadian operating companies and Kingsway Reinsurance (Bermuda)
Limited were commuted effective October 1, 2009. This initiative has resulted in increased capital in our operating companies and it has released excess capital from the captive reinsurers to be used for corporate purposes.
     As at September 30, 2009, following the commutation of all intercompany reinsurance treaties between Kingsway Reinsurance Corporation and the
Company's U.S. operating subsidiaries, a significant portion of the remaining capital at Kingsway Reinsurance Corporation was repatriated. A portion of this capital was re-deployed directly into the U.S. operating subsidiaries and a portion was held at the parent company for corporate purposes. The regulatory capital remaining in Kingsway Reinsurance Corporation following the commutation of all related party reinsurance treaties is below the amount required under the Insurance Act of Barbados where Kingsway Reinsurance
Corporation is domiciled. The Company considers this situation to be temporary as the calculation of the minimum capital required is based upon the premiums of the previous calendar year when the level of underwriting activity was significantly greater than those of the ongoing Barbados operation. This situation has been communicated to the Office of the Supervisor of Insurance in Barbados which has accepted the Company's commitment to resolve the shortfall in early 2010. At that time, the Company believes that the capital available will exceed the capital required with no additional capital required.
     As at September 30, 2009 the capital maintained by Kingsway Reinsurance
(Bermuda) Limited was approximately $28.6 million in excess of the regulatory capital requirements in Bermuda. Subsequent to the balance sheet date, a significant portion of the capital was removed as part of the consolidation of the Canadian operations.

     Off-Balance Sheet Financing

     The Company entered into an off-balance sheet transaction through the
Kingsway Linked Return of Capital Trust transaction that was completed on July
14, 2005 which is more fully described in Note 20(d) of the 2008 audited consolidated annual financial statements and on page 39 of the 2008 Annual
Report. The Company has one other off-balance sheet financing arrangement as described on page 39 of the 2008 Annual Report.

     Critical accounting estimates and assumptions

     The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. The year-to-date results of the Company reflect management's judgments regarding the impact of prevailing global credit, and equity market conditions. Given the uncertainty surrounding the continued volatility in these markets, and the general lack of liquidity in financial markets, the actual financial results could differ from those estimates.
     There are no new critical accounting estimates or assumptions compared to the information provided in the annual MD&A, as described on page 42 of the
2008 Annual Report.

     Related Party Transactions

     Related-party transactions, including services provided to or received by
Kingsway's subsidiaries, are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the parties. Management believes that consideration paid for such services approximate fair value.
     In March 2009, the Company obtained a financing facility from a related party to allow for specific capital initiatives. The facility was at fair market terms and conditions. As at September 30, 2009, the facility was undrawn, expired and has been terminated. In the fourth quarter, a new facility has been obtained from the same related party. This new facility is at fair market terms and conditions.
     The Company has engaged the services of a company owned by a former director and paid $0.8 million for the nine month period ended September 30,
2009.
     In addition to a previously agreed retainer of C$0.1 million, the Board of Directors has decided to pay an additional $0.4 million and C$0.1 million to the Chairman of the Board. Of these amounts, the Company has paid $0.2 million and C$0.1 million as at September 30, 2009.

     International Financial Reporting Standards (IFRS)

     In 2006, the Accounting Standards Board (AcSB) published a new plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing existing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company has begun assessing the adoption of IFRS for 2011, which is more fully described on pages 43 and 44 of the 2008 Annual Report.

     Disclosure of Outstanding Share Data

     As at September 30, 2009, the Company had 51,673,728 common shares outstanding and there have been no changes up to the reporting date.

     Summary of Quarterly Results

     The following table presents the financial results over the previous eight quarters.

     <<
     -------------------------------------------------------------------------
                          2009                        2008               2007
     -------------------------------------------------------------------------
     (in
      millions
      of dollars
      except per
      share
      values)      Q3      Q2      Q1      Q4      Q3      Q2      Q1      Q4
     -------------------------------------------------------------------------
     Gross
      premiums
      written   184.4  $232.7  $241.4  $242.6  $335.1  $402.6  $414.1  $403.0
     Net
      premiums
      earned    236.9   269.5   283.5   305.7   371.0   395.4   412.7   433.4
     Total
      revenue   273.1   297.6   290.4   218.8   373.7   438.0   442.9   481.9
     Loss from
      continuing
      opera-
      tions    (117.1)  (39.3)  (56.9) (357.5)  (42.1)    5.2   (36.3) (103.7)
     Net
      income
      (loss)   (118.1)  (38.4)  (58.3) (360.4)  (17.4)    6.3   (34.4) (103.5)
     -------------------------------------------------------------------------
     Earnings
      (loss) per
      share -
      continuing
      operations
     Basic      (2.17)  (0.71)  (1.03)  (6.49)  (0.76)   0.09   (0.66)  (1.87)
     Diluted    (2.17)  (0.71)  (1.03)  (6.49)  (0.76)   0.09   (0.66)  (1.87)
     Earnings
      (loss) per
      share -
      net income
      (loss)
     Basic      (2.19)  (0.70)  (1.06)  (6.53)  (0.32)   0.11   (0.62)  (1.86)
     Diluted    (2.19)  (0.70)  (1.06)  (6.53)  (0.32)   0.11   (0.62)  (1.86)
     -------------------------------------------------------------------------
     >>

     Supplementary Financial Information from Continuing Operations

     Financial Strength Indicators:

     Some of the key indicators of the Company's financial strength are as follows:

     <<
     -------------------------------------------------------------------------
                                                  September 30,   December 31,
                                                          2009           2008
     -------------------------------------------------------------------------
     Rolling four quarter calculations:

     Net premiums written to estimated
      statutory surplus ratio                             1.9x           2.1x

     Senior debt to capitalization ratio                 41.1%          31.9%

     Total debt to capitalization ratio                  55.4%          42.9%
     -------------------------------------------------------------------------
     >>

     Outlook

     The Company's 2008 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading
"Risk Factors" in the section entitled "Management's Discussion and Analysis".
These factors and events have, for the most part, remained substantially unchanged except as otherwise disclosed herein.

     Internal Controls over Financial Reporting and Disclosure Controls &
Procedures

     Management of the Company is responsible for designing internal controls over financial reporting for the Company as defined under National Instrument
52-109 issued by the Canadian Securities Administrators. Management has
designed such internal controls over financial reporting, or caused them to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. There has been no change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
     Management of the Company is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under National
Instrument 52-109 issued by the Canadian Securities Administrators. Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer
by others within those entities, particularly during the period in which the interim filings are being prepared.

     Forward Looking Statements

     This press release (including the Management's Discussion and Analysis)
includes "forward looking statements" that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management's current expectations and assumptions. The words
"anticipate", "expect", "believe", "may", "should", "estimate", "project",
"outlook", "forecast" or similar words are used to identify such forward looking information. Such forward looking statements reflect management's current beliefs and are based on information currently available to management of the Company. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2008 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators' website at
www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange
Commission's website at www.sec.gov or through the Company's website at
www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

     Additional Information

     Additional information relating to Kingsway, including Kingsway's Annual
Report and Kingsway's Annual Information Form is on SEDAR at www.sedar.com.

     <<
     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF OPERATIONS
     (In thousands of U.S. dollars, except for per share values)

     -------------------------------------------------------------------------
     (Unaudited)                 Three months ended       Nine months ended
                                    September 30:           September 30:
                                     2009        2008        2009        2008
     -------------------------------------------------------------------------
     Gross premiums written    $  184,387  $  335,051  $  658,381  $1,151,867
     -------------------------------------------------------------------------
     Net premiums written      $  169,758  $  318,429  $  643,559  $1,105,368
     -------------------------------------------------------------------------
     Revenue:
       Net premiums earned     $  236,880  $  371,040  $  789,944  $1,179,746
       Investment income
        (Note 7)                    5,791      31,881      60,719      99,058
       Net realized gain (loss)
        (Note 7)                   30,456     (29,148)     10,461     (24,197)
     -------------------------------------------------------------------------
                                  273,127     373,773     861,124   1,254,607
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred         $  267,957  $  290,726  $  759,882  $  924,456
       Commissions and
        premiums taxes             42,153      72,465     140,124     231,235
       General and
        administrative
        expenses                   47,718      57,323     135,294     166,549
       Restructuring costs
        (Note 11)                   5,861           -      18,410           -
       Interest expense             5,757       9,321      17,971      28,110
       Amortization of
        intangibles (Note 2)        7,125       3,444      14,813       9,732
     -------------------------------------------------------------------------
                                  376,571     433,279   1,086,494   1,360,082
     -------------------------------------------------------------------------
     Loss before unusual item
      and income taxes           (103,444)    (59,506)   (225,370)   (105,475)
       Write-down of
        investment in
        subsidiary (Note 4)       (23,613)          -     (23,613)          -
       Gain on buy-back of
        senior notes (Note 13)      6,607           -       9,254           -
     -------------------------------------------------------------------------
     Loss from continuing
      operations before income
      taxes                      (120,450)    (59,506)   (239,729)   (105,475)
     Income tax recovery           (3,306)    (17,391)    (26,437)    (32,290)
     -------------------------------------------------------------------------
     Loss from continuing
      operations                 (117,144)    (42,115)   (213,292)    (73,185)
     Income (loss) from
      discontinued operations,
      net of taxes (Note 3)          (981)    (10,284)        140      (7,292)
     Gain (loss) on disposal
      of discontinued
      operations, net of
      taxes (Note 3)                    -      34,985      (1,616)     34,985
     -------------------------------------------------------------------------
     Net loss                  $ (118,125) $  (17,414) $ (214,768) $  (45,492)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Earnings (loss) per
      share - continuing
      operations:

     Basic:                    $    (2.17) $    (0.76) $    (3.90) $    (1.32)
     Diluted:                  $    (2.17) $    (0.76) $    (3.90) $    (1.32)
     -------------------------------------------------------------------------
     Earnings (loss) per
      share - net income
      (loss):
     Basic:                    $    (2.19) $    (0.32) $    (3.93) $    (0.82)
     Diluted:                  $    (2.19) $    (0.32) $    (3.93) $    (0.82)
     Weighted average shares
      outstanding (in '000s ):
     Basic:                        53,907      55,147      54,677      55,238
     Diluted:                      53,940      55,185      54,730      55,305

     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED BALANCE SHEETS
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                                   September 30,  December 31,
                                                           2009          2008
                                                     (unaudited)
     -------------------------------------------------------------------------
     ASSETS
       Cash and cash equivalents                    $   509,050   $    96,320
       Securities (Note 7)                            1,758,273     2,319,363
       Accrued investment income                         17,776        24,069
       Financed premiums                                 69,586        61,616
       Accounts receivable and other assets             188,246       275,701
       Due from reinsurers and other insurers           145,792       165,089
       Deferred policy acquisition costs                 90,591       122,522
       Income taxes recoverable                          28,930        20,348
       Future income taxes                               12,117        21,947
       Capital assets (Note 2)                           60,742        60,791
       Goodwill and intangible assets (Note 2)           51,496        63,893
       Assets held for sale (Note 3)                    129,899       117,393
     -------------------------------------------------------------------------
                                                    $ 3,062,498   $ 3,349,052
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

     LIABILITIES
       Loans payable                                $    73,158   $    66,222
       Accounts payable and accrued liabilities         110,572       129,330
       Provision for loss on investments in
        subsidiary (Note 4)                              23,613             -
       Unearned premiums                                372,169       499,936
       Unpaid claims                                  1,888,261     1,879,016
       Senior unsecured debentures                      175,653       185,203
       Subordinated indebtedness                         87,407        87,383
       Liabilities held for sale (Note 3)                57,525        48,390
     -------------------------------------------------------------------------
                                                      2,788,358     2,895,480
     -------------------------------------------------------------------------
     SHAREHOLDERS' EQUITY
       Share capital
         Issued and outstanding number of
          common shares                                 295,916       322,344
         51,673,728 - September 30, 2009
         55,068,528 - December 31, 2008
       Contributed surplus                               21,294         9,791
       Retained earnings (deficit)                     (118,053)       98,564
       Accumulated other comprehensive income            74,983        22,873
     -------------------------------------------------------------------------
                                                        274,140       453,572
     -------------------------------------------------------------------------
                                                    $ 3,062,498   $ 3,349,052
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                                        Nine months ended
                                                          September 30:
     -------------------------------------------------------------------------
     (Unaudited)                                           2009          2008
     -------------------------------------------------------------------------
     Share capital
     Balance at beginning of period                 $   322,344   $   326,151
     Issued during the period                                 -            89
     Repurchased for cancellation                       (26,428)       (3,896)
     -------------------------------------------------------------------------
     Balance at end of period                           295,916       322,344
     -------------------------------------------------------------------------
     Contributed surplus
     Balance at beginning of period                 $     9,791   $     7,619
     Forfeited options                                   (4,512)         (510)
     Repurchased for cancellation                        14,663             -
     Stock option expense                                 1,352         1,780
     -------------------------------------------------------------------------
     Balance at end of period                            21,294         8,889
     -------------------------------------------------------------------------
     Retained earnings (deficit)
     Balance at beginning of period                 $    98,564   $   521,165
     Net loss for the period                           (214,768)      (45,492)
     Common share dividends                              (1,849)      (12,115)
     Repurchase of shares for cancellation                    -        (1,276)
     -------------------------------------------------------------------------
     Balance at end of period                          (118,053)      462,282
     -------------------------------------------------------------------------
     Accumulated other comprehensive income
     Balance at beginning of period                 $    22,873   $    85,866
     Other comprehensive income (loss)                   52,110      (107,206)
     -------------------------------------------------------------------------
     Balance at end of period                            74,983       (21,340)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total shareholders' equity at end of period    $   274,140   $   772,175
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                 Three months ended       Nine months ended
                                    September 30:           September 30:
     -------------------------------------------------------------------------
     (Unaudited)                     2009        2008        2009        2008
     -------------------------------------------------------------------------
     Comprehensive income
     Net income (loss)         $ (118,125) $  (17,414) $ (214,768) $  (45,492)
     Other comprehensive
      income, net of taxes:
     - Change in unrealized
        gains (losses) on
        available-for
        securities:
         Unrealized gains
          (losses) arising
          during the period,
          net of income
          taxes(1)                 22,633     (55,883)     31,199     (77,065)
         Recognition of
          realized losses
          (gains) to net
          income, net of
          income taxes(2)         (12,400)     11,256     (19,384)     (3,789)
     - Unrealized gains
        (losses) on translating
        financial statement of
        self-sustaining foreign
        operations                 28,690     (13,872)     31,450     (23,526)
     - Gain (loss) on cash flow
        hedge                           -      (2,295)      8,845      (2,826)
     -------------------------------------------------------------------------
     Other comprehensive income
      (loss)                       38,923     (60,794)     52,110    (107,206)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Comprehensive loss        $  (79,202) $  (78,208) $ (162,658) $ (152,698)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Net of income tax of $1,913 for the three months ended September 30,
         2009 ($10,469 for year to date) and $(18,999) for the three months ended September 30, 2008 ($(23,120) for year to date).

     (2) Net of income tax of $(577) for the three months ended September 30,
         2009 ($(2,058) for year to date) and $4,001 for the three months ended September 30, 2008 ($(1,598) for year to date).

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF CASH FLOWS
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                 Three months ended       Nine months ended
                                    September 30:           September 30:
     -------------------------------------------------------------------------
     (Unaudited)                     2009        2008        2009        2008
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities
     Net loss                  $ (118,125) $  (17,414) $ (214,768) $  (45,492)
     Items not affecting cash:
       Loss (income) from
        discontinued operations       981     (24,701)      1,476     (27,693)
       Amortization                10,793       3,616      16,826      14,694
       Future and current
        income taxes                4,072      (2,766)      6,798      (9,044)
       Net realized (gains)
        losses                    (37,064)     30,313     (19,715)     24,894
       Amortization of bond
        premiums and discounts      2,103      (1,222)      2,826      (5,228)
       Net change in other
        non-cash balances          77,305    (233,684)    (39,831)   (286,445)
     -------------------------------------------------------------------------
                                  (59,935)   (245,858)   (246,388)   (334,314)
     -------------------------------------------------------------------------
     Financing activities
     Share capital                (26,428)       (156)    (26,428)     (2,538)
     Repurchase of common
      shares for cancellation      14,664           6      14,664      (1,276)
     Contributed surplus           (2,040)          -      (3,440)          -
     Dividends paid                     -      (3,907)      6,042      (9,786)
     Bank indebtedness and
      loans payable                (5,871)   (157,693)     (3,651)   (172,976)
     Senior unsecured
      indebtedness                      -           -           -     (17,517)
     -------------------------------------------------------------------------
                                  (19,675)   (161,750)    (12,813)   (204,093)
     -------------------------------------------------------------------------
     Investing activities
     Purchase of securities    (1,664,297)   (820,773) (3,211,069) (2,402,973)
     Proceeds from sale of
      securities                2,105,227   1,160,019   3,885,161   2,913,079
     Financed premiums
      receivable, net               3,575      31,173      (1,647)     17,920
     Acquisitions, net of
      cash acquired                     -           -      (1,941)       (212)
     Net proceeds from sale
      of discontinued
      operations                        -      44,067           -      44,067
     Net capital assets and
      intangible assets            (3,196)        858      (1,043)     (2,364)
     -------------------------------------------------------------------------
                                  441,309     415,344     669,461     569,517
     -------------------------------------------------------------------------
     Discontinued Operations
     Operating activities           5,245       4,562      14,025      13,673
     Financing activities               -           -      (7,891)     (2,329)
     Investing activities          (2,710)     (3,465)     (3,107)     (6,708)
     -------------------------------------------------------------------------
                                    2,535       1,097       3,027       4,636
     -------------------------------------------------------------------------

     Net change in cash and
      cash equivalents            364,234       8,833     413,287      35,746
     Cash and cash equivalents
      at beginning of period      154,709     188,548     105,656     161,635
     -------------------------------------------------------------------------
     Cash and cash equivalents
      at end of period            518,943     197,381     518,943     197,381
     -------------------------------------------------------------------------
     Less cash and cash
      equivalents of
      discontinued operations
      at end or period              9,893      14,674       9,893      14,674
     -------------------------------------------------------------------------
     Cash and cash equivalents
      of continuing operations
      at end of period         $  509,050  $  182,707  $  509,050  $  182,707
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     For the three and nine months ended September 30, 2009 and 2008
     (Unaudited - tabular amounts in thousands of U.S. dollars)
     -------------------------------------------------------------------------

     NOTE 1 Basis of Presentation
     -------------------------------------------------------------------------

     These interim consolidated financial statements have been prepared in accordance with The Canadian Institute of Chartered Accountants ("CICA")
     Canadian generally accepted accounting principles ("GAAP") using the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2008 except for the changes in accounting policies as noted below. These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2008 as set out on pages 65 to 104 of the Company's
     2008 Annual Report. The results of the operations for the interim periods are not necessarily indicative of the full-year results.

     NOTE 2 Change In Accounting Polices
     -------------------------------------------------------------------------

     Commencing January 1, 2009, the Company adopted the CICA Handbook Section
     3064 Goodwill and Intangible Assets. As a result of adopting the new standard, certain software costs previously recorded as Capital assets are now recorded as Intangible assets in the Consolidated Balance Sheet.
     Accordingly, $18.1 million as at December 31, 2008 ($12.6 million as at
     September 30, 2008) was reclassified from Capital assets to Intangible assets. The related amortization expense that was previously recorded in
     General and administrative expenses on the Consolidated Statement of
     Operations is now recorded as Amortization of intangibles. Accordingly,
     $2.4 million for the three months ended September 30, 2008 ($6.0 million for the nine months ended September 30, 2008) was reclassified from
     General and administrative expenses to Amortization of intangibles.

     Commencing January 20, 2009, the Company adopted the CICA Handbook EIC
     173 - Credit Risk and the Fair Value of Financial Assets and Financial
     Liabilities, which clarifies the consideration of entity's own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. The accounting treatment should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value. There was no resulting difference noted on adoption.

     NOTE 3 Discontinued Operations
     -------------------------------------------------------------------------

     Zephyr Insurance Company, Inc. ("Zephyr") and Avalon Risk Management Inc.
     ("Avalon") , previously disclosed as part of the United States segment, and York Fire and Casualty Insurance Company ("York Fire'), previously disclosed as part of the Canadian segment, have been classified as discontinued operations and the results of their operations are reported separately for all periods presented.

     Summarized financial information for discontinued operations is shown below.

     -------------------------------------------------------------------------
                                                        30-Sep-09   31-Dec-08
     Assets
     Cash and cash equivalents                         $    9,893  $    9,336
     Securities                                            56,587      51,122
     Accrued Investment Income                                419         485
     Accounts Receivable and other assets                     962         749
     Due from reinsurers and other insurers                17,008      12,856
     Deferred policy acquisition costs                      5,637       5,033
     Future income taxes                                    2,495       3,344
     Capital assets                                        36,898      34,468
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Assets held for sale and of discontinued
      operations                                       $  129,899  $  117,393
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Liabilities
     Accounts payable and accrued liabilities          $    9,765  $    6,235
     Income taxes payable                                   9,640       5,611
     Unearned premiums                                     38,120      36,544
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Liabilities of discontinued operations            $   57,525  $   48,390
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Capital assets include Canadian real estate held for sale as follows:

     -------------------------------------------------------------------------
                                               September 30, 2009
     -------------------------------------------------------------------------
                                              Ontario,    Alberta,
                                               Canada      Canada       Total
     -------------------------------------------------------------------------
     Land                                  $    4,678  $      567  $    5,245
     Building                                  29,118       2,115      31,233
     -------------------------------------------------------------------------
     Total assets held for sale            $   33,796  $    2,682  $   36,478
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                               December 31, 2008
     -------------------------------------------------------------------------
                                              Ontario,    Alberta,
                                               Canada      Canada       Total
     -------------------------------------------------------------------------
     Land                                  $    4,112  $      499  $    4,611
     Building                                  27,467       1,907      29,374
     -------------------------------------------------------------------------
     Total assets held for sale            $   31,579  $    2,406  $   33,985
     -------------------------------------------------------------------------

     The above assets were previously disclosed as part of the Canadian segment and written down to their estimated fair market value less costs to sell. The write down of $1.7 million is included in net realized gain
     (loss).

     Subsequent to the quarter, the sale of the building located in Alberta,
     Canada closed with an estimated gain of approximately $2 million.

     -------------------------------------------------------------------------
                                   Three months ended       Nine months ended
                                       September 30:           September 30:
     -------------------------------------------------------------------------
                                     2009        2008        2009        2008
     -------------------------------------------------------------------------
     Operations:
     Revenue                   $    1,451  $   26,510  $    2,165  $   80,986
     -------------------------------------------------------------------------
     Income (loss) from
      discontinued operations
      before taxes                  3,051     (12,709)      5,369     (10,221)
     Income tax (recovery)          4,032      (2,425)      5,229      (2,929)
     -------------------------------------------------------------------------
     Income (loss) from
      discontinued operations
      before disposal, net of
      taxes                    $     (981) $  (10,284) $      140  $   (7,292)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Disposals:
     Gain (loss) on disposal
      before income taxes      $        -  $   42,049  $   (1,941) $   42,049
     Income tax (recovery)              -       7,064        (325)      7,064
     -------------------------------------------------------------------------
     Loss on disposal, net of
      taxes                    $        -  $   34,985  $   (1,616) $   34,985
     -------------------------------------------------------------------------
     Total gain (loss) from
      discontinued operations,
      net of taxes             $     (981) $   24,701  $   (1,476) $   27,693
     -------------------------------------------------------------------------

     Zephyr:

     On September 7, 2009, the Company entered into a definitive agreement to sell HI Holdings Inc., and its subsidiary Zephyr Insurance Company
     ("Zephyr"), a specialty property insurance company founded specifically to protect Hawaii homeowners and residents from catastrophic loss due to hurricanes. The transaction has been completed during the fourth quarter of 2009 following the receipt of regulatory approvals. The Company's revenues from discontinued operations relating to Zephyr were $1.4 million and $0.7 million in the third quarters of 2009 and 2008 respectively, and $2.3 million and $1.3 million in the first nine months of 2009 and 2008 respectively. In total, the Company's gain from discontinued operations relating to Zephyr, net of taxes were $2.1 million and $2.3 million in the third quarters of 2009 and 2008 respectively, and $6.8 million and $6.2 million in the first nine months of 2009 and 2008 respectively.

     Avalon Risk Management Inc.:

     The Company entered into a definitive agreement to sell substantially all of the assets of Avalon. The transaction has been completed during the fourth quarter of 2009. The Company's revenues from discontinued
     operations relating to Avalon were $0.1 million and $0.1 million in the third quarters of 2009 and 2008 respectively, and $0.1 million and $0.1 million in the first nine months of 2009 and 2008 respectively. The
     Company's loss from discontinued operations relating to Avalon, net of taxes were $3.1 million and $1.0 million in the third quarters of 2009 and 2008 respectively, and losses of $4.4 million and $2.1 million for the first nine months of 2009 and 2008 respectively.

     York Fire:

     On September 30, 2008, the Company completed its previously announced sale of York Fire, a primarily standard insurance writer, for C$95 million in cash. The final settlement was completed in the first quarter of 2009 and the adjustments are reflected accordingly. The Company's revenues from discontinued operations relating to York Fire were $nil and
     $25.7 million in the third quarters of 2009 and 2008 respectively, and
     $(0.2) million and $79.6 million in the first nine months of 2009 and
     2008 respectively. In total, the Company's gain from discontinued
     operations relating to York Fire, net of taxes were $ nil and $23.3 million in the third quarters of 2009 and 2008 respectively, and $(3.8)
     million and $23.6 million in the first nine months of 2009 and 2008 respectively.

     NOTE 4 Disposition of Walshire Assurance Company
     -------------------------------------------------------------------------

     On October 19 2009, Kingsway America Inc. ("KAI"), an indirect wholly owned subsidiary of the Company, disposed of its entire interest in its wholly owned subsidiary Walshire Assurance Company ("Walshire"). Walshire is the sole shareholder of Lincoln General. All of the stock of Walshire has been donated to charity, and with this disposition Lincoln General ceases being a member of the Kingsway group of companies.

     The Company is currently in discussions with the Pennsylvania Insurance
     Department with respect to the transaction, however, the full extent of the Company's commitment to the Pennsylvania Insurance Department is to provide a $10 million cash contribution to Lincoln General. The Company also maintains an obligation to provide certain continued support to the run-off management team at Lincoln General.

     As Walshire is a member of the consolidated group of companies as at
     September 30, 2009 the financial position and results from operations of
     Walshire and its subsidiaries form part of the Company's consolidated financial statements as of that date. As a result of management's decision subsequent to the balance sheet date to dispose of Walshire for no proceeds, the Company's consolidated financial statements as of
     September 30, 2009 include the write-down to $nil of the net assets of
     Walshire. The value of this write-down is $13.6 million. Also included in the financial statements for the period ended September 30, 2009 is the provision for the $10 million cash contribution and a provision for its obligation to support the run-off management team at Lincoln General. The aggregate of the write-down of the net assets of Walshire and the provision for the $10 million cash contribution, totaling $23.6 million, have been separately disclosed in the Company's consolidated statement of operations for the three and nine months ended September 30, 2009.

     The securities portfolio of Walshire and its subsidiaries has been assessed to determine if declines in market value are other than temporary. Due to the Company's disposal of Walshire and its subsidiaries subsequent to the balance sheet date, the required assertion that the
     Company has the intent to hold the securities to recovery has not been met. As a result, a decline in market value below amortized cost of $0.1 million has been included in write-downs for other than temporary impairments. Property, plant and equipment is carried at cost less accumulated amortization and any impairment losses and is reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of such assets may not be recoverable. The disposal of
     Walshire triggered impairment tests for its property plant and equipment and it was determined that the carrying amount was appropriate.

     As at September 30, 2009 there is no goodwill on the consolidated statement of financial position of the Company in connection with the acquisition of Walshire.

     As of the date of the disposition of Walshire, the Company is of the view that its control over Walshire and its subsidiaries, including Lincoln
     General was lost. Management intends that Walshire and its subsidiaries will no longer be consolidated beginning October 19, 2009.

     Additional disclosure to illustrate the impact of the disposition of
     --------------------------------------------------------------------
     Walshire
     --------

     The following information has been presented to illustrate Walshire's portion of the consolidated financial statements of the Company. The statement of operations and the statement of financial position of
     Walshire and for the consolidated Kingsway group excluding Walshire are disclosed below.

     The 'Walshire Assurance Company' statement of operations is presented to show Walshire's contribution to the consolidated statement and therefore exclude the impact of transactions between Walshire and its subsidiaries and other entities within the consolidated Kingsway group. Similarly, the assets and liabilities in the 'Walshire Assurance Company' statement of financial position exclude balances between Walshire and its subsidiaries and other entities within the consolidated Kingsway group.

     The 'Kingsway excluding Walshire' columns present the statements of the consolidated group excluding Walshire. These statements are derived by subtracting the 'Walshire Assurance Company' balances from the consolidated Company statements. In the statement of financial position, the net assets of Walshire have been disclosed on a single line in the statement of financial position. As at September 30, 2009, the net assets of Walshire are shown as negative $10 million since the net assets of
     Walshire have been written down to $nil and an additional $10 million provision has been taken for the obligation relating to the cash contribution.

     -------------------------------------------------------------------------
                                         Walshire               Kingsway
                                    Assurance Company     (Excluding Walshire)
                                      3 Months Ended          3 Months Ended
                                       September 30            September 30
                                     2009        2008        2009        2008
     -------------------------------------------------------------------------
     Gross premiums written    $   26,971  $  106,547  $  157,416  $  228,504
     -------------------------------------------------------------------------
     Net premiums written      $   18,566  $   93,019  $  151,192  $  225,410
     -------------------------------------------------------------------------
     Revenue:
       Net premiums earned     $   44,238  $  115,994  $  192,642  $  255,046
       Investment income            5,070       2,978         721      28,903
       Net realized gains/
        (losses)                    4,225        (235)     26,231     (28,913)
     -------------------------------------------------------------------------
                                   53,533     118,737     219,594     255,036
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred         $  124,804  $  100,355  $  143,153  $  190,371
       Commissions and
        premiums taxes              8,147      28,025      34,006      44,440
       General and
        administrative
        expenses                   11,303      10,994      36,415      46,329
       Restructuring Costs            103                   5,758           -
       Interest expense                 -           -       5,757       9,321
       Amortization of
        intangibles                 4,664         849       2,461       2,595
     -------------------------------------------------------------------------
                                  149,021     140,223     227,550     293,056
     -------------------------------------------------------------------------
     Loss before unusual item
      And income taxes            (95,488)    (21,486)     (7,956)    (38,020)
     Write-dow n of investment
      in subsidiary (Note 4)            -           -     (23,613)          -
     Gain on buy-back of
      senior notes                      -           -       6,607           -
     -------------------------------------------------------------------------
     Loss from continuing
      operations before income
      taxes                       (95,488)    (21,486)    (24,962)    (38,020)
     Income taxes (recovery)            -           -      (3,306)    (17,391)
     -------------------------------------------------------------------------
     Loss from continuing
      operations                  (95,488)    (21,486)    (21,656)    (20,629)
     Income (loss) from
      discontinued operations,
      net of taxes                      -           -        (981)    (10,284)
     Gain (loss) on disposal of
      discontinued operations,
      net of taxes                      -           -           -      34,985
     -------------------------------------------------------------------------
     Net loss                  $  (95,488) $  (21,486) $  (22,637) $    4,072
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                         Walshire               Kingsway
                                    Assurance Company     (Excluding Walshire)
                                      9 Months Ended          9 Months Ended
                                       September 30            September 30
                                     2009        2008        2009        2008
     -------------------------------------------------------------------------
     Gross premiums written    $  112,826  $  370,731  $  545,555  $  781,136
     -------------------------------------------------------------------------
     Net premiums written      $   84,340  $  343,790  $  559,219  $  761,578
     -------------------------------------------------------------------------
     Revenue:
       Net premiums earned     $  180,147  $  438,047  $  609,797  $  741,699
       Investment income           11,439       7,199      49,280      91,859
       Net realized gains/
        (losses)                    1,214        (181)      9,247     (24,016)
     -------------------------------------------------------------------------
                                  192,800     445,065     668,324     809,542
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred         $  280,454  $  386,541  $  479,428  $  537,915
       Commissions and
        premiums taxes             38,417     106,444     101,707     124,791
       General and
        administrative
        expenses                   37,074      35,118      98,220     131,431
       Restructuring Costs          2,178                  16,232           -
       Interest expense                 -           -      17,971      28,110
       Amortization of
        intangibles                 4,439       1,600      10,374       8,132
     -------------------------------------------------------------------------
                                  362,562     529,703     723,932     830,379
     -------------------------------------------------------------------------
     Loss before unusual
      item And income
      taxes                      (169,762)    (84,638)    (55,608)    (20,837)
     Write-down of investment
      in subsidiary                     -           -     (23,613)          -
       Gain on buy-back of
        senior notes                    -           -       9,254           -
     -------------------------------------------------------------------------
     Loss from continuing
      operations before income
      taxes                      (169,762)    (84,638)    (69,967)    (20,837)
     Income taxes (recovery)            -           -     (26,437)    (32,290)
     -------------------------------------------------------------------------
     Loss from continuing
      operations                 (169,762)    (84,638)    (43,530)     11,453
     Income (loss) from
      discontinued operations,
      net of taxes                      -           -         140      (7,292)
     Gain (loss) on disposal
      of discontinued
      operations, net of
      taxes                             -           -      (1,616)     34,985
     -------------------------------------------------------------------------
     Net loss                  $ (169,762) $  (84,638) $  (45,006) $   39,146
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                 Walshire    Kingsway    Walshire    Kingsway
                                Assurance   Excluding   Assurance   Excluding
                                  Company    Walshire     Company    Walshire
     -------------------------------------------------------------------------
                                September   September    December    December
                                       30,         30,         31,         31,
                                     2009        2009        2008        2008
     ASSETS
       Cash and cash
        equivalents            $   74,459  $  434,591  $    5,950  $   90,370
       Securities (Note 6)        663,530   1,094,743     929,487   1,389,876
       Accrued investment
        income                      5,639      12,137       2,344      21,725
       Financed premiums                -      69,586           -      61,616
       Accounts receivable
        and other assets           49,108     139,137     101,258     174,443
       Due from reinsurers
        and other insurers         39,900     105,892      67,706      97,383
       Deferred policy
        acquisition costs          23,090      67,501      49,939      72,583
       Income taxes recoverable    41,550     (12,620)          -      20,348
       Future income taxes              -      12,117           -      21,947
       Capital assets              16,999      43,743      23,915      36,876
       Goodwill and intangible
        assets                          -      51,496           -      63,893
       Assets held for sale             -     129,899           -     117,393
       Net Assets of Walshire                 (10,000)          -      94,147
     -------------------------------------------------------------------------
                               $  914,275  $2,138,222  $1,180,599  $2,262,600
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

     LIABILITIES
       Loans payable           $        -  $   73,158  $        -  $   66,222
       Accounts payable and
        accrued liabilities        30,688      79,884      66,356      62,974
       Provision for loss on
        investments in
        subsidiary
       Unearned premiums           71,885     300,284     165,918     334,018
       Unpaid claims              798,090   1,090,171     854,178   1,024,838
       Senior unsecured
        debentures                      -     175,653           -     185,203
       Subordinated
        indebtedness                    -      87,407           -      87,383
       Liabilities held
        for sale                        -      57,525           -      48,390
     -------------------------------------------------------------------------
                                  900,663   1,864,082   1,086,452   1,809,028
     -------------------------------------------------------------------------
     SHAREHOLDERS' EQUITY
       Share capital                          295,916                 322,344
         Issued and outstanding
          number of common
          shares
         51,673,728 -
          September 30, 2009
         55,068,528 -
          December 31, 2008
       Contributed surplus                     21,294                   9,791
       Retained earnings                     (118,053)                 98,564
       Accumulated other
        comprehensive
        income                                 74,983                  22,873
     -------------------------------------------------------------------------
                                   13,612     274,140      94,147     453,572
     -------------------------------------------------------------------------
                               $  914,275  $2,138,222  $1,180,599  $2,262,600
     -------------------------------------------------------------------------

     NOTE 5 Stock-based Compensation
     -------------------------------------------------------------------------

     As reported on pages 81 - 84 of the Company's 2008 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors.

     In March 2009, the Company issued two option grants at varying exercise prices. The per share fair value of these grants were C$0.97 and C$0.45.
     Per share fair value of options granted during 2008 was C$2.88 in
     February, C$2.43 in May and C$2.45 in September. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

     -------------------------------------------------------------------------
                                                           As at September 30:
     -------------------------------------------------------------------------
                                                             2009        2008
     -------------------------------------------------------------------------
     Risk-free interest rate                                 1.78%       3.22%
     Dividend yield                                          4.21%       2.23%
     Volatility of the expected market price of the
      Company's common shares                                88.1%       27.8%
     Expected option life (in years)                          4.0         4.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company's employee stock options.

     In the third quarter 2009, the Company recognized a reversal of compensation expense as a result of forfeited options of $2.6 million
     ($4.5 million year to date) compared to $0.1 million ($0.5 million year to date) for the same quarter in 2008.

     NOTE 6 Segmented Information
     -------------------------------------------------------------------------

     The Company provides property and casualty insurance and other insurance related services. Previously, the Company managed these businesses in three reportable segments, Canada, the United States and Corporate. As a result of implementing its corporate restructuring plan and exiting non-
     core business, the Company now manages its business in four reportable segments, Canada, the United States, Business in Run-off and Corporate.
     The Company's Canadian and United States segments include transactions with the Company's reinsurance subsidiaries. The business in Run-off is comprised of the Lincoln General business except for specific product lines transferred to related companies, the Southern United Fire
     Insurance Company Inc. business and the Canadian long haul trucking business. Results for the Company's operating segments are based on the
     Company's internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements. The reportable segments for Canada have been updated to conform to the current period's financial statement presentation for the results of continuing operations.

     -------------------------------------------------------------------------
                                Three months ended September 30, 2009
     -------------------------------------------------------------------------
                                   United
                       Canada      States     Run-off   Corporate       Total
     -------------------------------------------------------------------------
     Gross
      premiums
      written      $   73,330  $   82,167  $   28,890  $        -  $  184,387
     Net premiums
      earned           85,635     100,058      51,187           -     236,880
     Investment
      income
      (loss)            8,109      (2,545)      5,242      (5,015)      5,791
     Net realized
      gain (loss)       1,813      24,904       4,112        (373)     30,456
     Interest
      expense               -       5,757           -           -       5,757
     Amortization
      of capital
      assets              192         177        (107)        155         417
     Amortization
      of intangible
      assets                -       1,730       4,664         731       7,125
     Income tax
      expense
      (recovery)        2,413      (1,013)     (5,776)      1,070      (3,306)
     Income (loss)
      from
      continuing
      operations       10,410       8,812    (127,823)     (8,543)   (117,144)
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                Three months ended September 30, 2008
     -------------------------------------------------------------------------
                                   United
                       Canada      States     Run-off   Corporate       Total
     -------------------------------------------------------------------------
     Gross
      premiums
      written      $   91,518  $  103,743  $  139,790  $        -  $  335,051
     Net premiums
      earned          109,368     121,320     140,352           -    371,0401
     Investment
      income
      (loss)           12,162      16,075       3,196         448      31,881
     Net realized
      gain            (52,128)    (18,843)       (226)     42,049     (29,148)
     Interest
      expense               -       7,593           -       1,728       9,321
     Amortization
      of capital
      assets              523         693        (237)        300       1,279
     Amortization
      of intangible
      assets                -       1,872         860         712       3,444
     Income tax
      expense
      (recovery)       (8,029)    (13,583)     (1,795)      6,016     (17,391)
     Income (loss)
      from
      continuing
      operations      (35,133)    (19,028)    (27,156)     39,202     (42,115)
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                Nine months ended September 30, 2009
     -------------------------------------------------------------------------
                                   United
                       Canada      States     Run-off   Corporate       Total
     -------------------------------------------------------------------------
     Gross premiums
      written      $  222,521  $  299,279  $  136,581  $        -  $  658,381
     Net premiums
      earned          241,959     332,350     215,635           -     789,944
     Investment
      income
      (loss)           23,938      28,330      11,990      (3,539)     60,719
     Net realized
      gain (loss)      (1,105)     12,381       1,097      (1,912)     10,461
     Interest
      expense               -      17,971           -           -      17,971
     Amortization
      of capital
      assets              999          28       1,000         452       2,479
     Amortization
      of intangible
      assets                -       8,320       4,439       2,054      14,813
     Income tax
      expense
      (recovery)         (598)    (15,255)     (7,292)     (3,292)    (26,437)
     Income (loss)
      from
      continuing
      operations        6,916       7,137    (218,898)     (8,447)   (213,292)
     -------------------------------------------------------------------------

     Total assets   1,185,312     835,769     948,661      92,756   3,062,498
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                Nine months ended September 30, 2008
     -------------------------------------------------------------------------
                                   United
                       Canada      States     Run-off   Corporate       Total
     -------------------------------------------------------------------------
     Gross premiums
      written      $  290,552  $  371,382  $  489,933  $        -  $1,151,867
     Net premiums
      earned          294,935     363,512     521,299           -   1,179,746
     Investment
      income
      (loss)           38,738      52,871       7,744        (295)     99,058
     Net realized
      gain (loss)     (43,797)    (22,277)       (172)     42,049     (24,197)
     Interest
      expense               -      24,182           -       3,928      28,110
     Amortization
      of capital
      assets            1,603       2,118        (135)      1,391       4,977
     Amortization
      of intangible
      assets                -       5,945       1,631       2,156       9,732
     Income tax
      expense
      (recovery)      (13,690)    (28,248)     (3,332)     12,980     (32,290)
     Income (loss)
      from
      continuing
      operations      (25,426)      8,656     (93,764)     37,349     (73,185)
     -------------------------------------------------------------------------

     Total assets   1,317,869   1,043,633   1,458,248      71,547   3,891,297
     -------------------------------------------------------------------------

     NOTE 7 Securities
     -------------------------------------------------------------------------

     The table below provides the amortized cost and fair values of securities:

     -------------------------------------------------------------------------
                                                September 30, 2009
     -------------------------------------------------------------------------
                                                Gross       Gross
                                Amortized  Unrealized  Unrealized  Fair Value
                                     cost       Gains      Losses
     -------------------------------------------------------------------------
     Term Deposits             $  199,640  $       18  $        -  $  199,658
     Bonds:
       Canadian - Government      394,052       3,322          57     397,317
                - Corporate       307,137      13,648         131     320,654
                - Commercial
                   mortgage
                   backed           1,573           5          66       1,512
                - Other
                   asset
                   backed          33,896       1,010           -      34,906
       U.S      - Government      261,733      11,268          12     272,989
                - Corporate       313,802      15,397         239     328,960
                - Commercial
                   mortgage
                   backed             999           1           -       1,000
                - Residential
                   mortgage
                   backed         149,389       4,769          12     154,146
                - Other asset
                   backed          11,427         472         169      11,730
       Other
                - Corporate        13,941         357           -      14,298
     -------------------------------------------------------------------------
     Sub-total                  1,687,589      50,267         686   1,737,170
     Common shares
      - Canadian                    2,381       2,798           -       5,179
      - U.S                            15          10           -          25
     Preferred shares
      - Canadian                   15,523       2,164       1,868      15,819
      - U.S                            92           -          12          80
     -------------------------------------------------------------------------
                               $1,705,600  $   55,239  $    2,566  $1,758,273
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                                December 31, 2008
     -------------------------------------------------------------------------
                                                Gross       Gross
                                Amortized  Unrealized  Unrealized  Fair Value
                                     cost       Gains      Losses
     -------------------------------------------------------------------------
     Term Deposits             $  183,807  $      771  $       20  $  184,558
     Bonds:
       Canadian - Government      149,200       8,310           7     157,503
                - Corporate       178,270       1,881       7,562     172,589
                - Commercial
                   mortgage
                   backed          66,185         455       4,731      61,909
                - Other asset
                   backed          13,304          78         127      13,255
       U.S      - Government      409,096      38,853         177     447,772
                - Corporate       738,174      10,527      21,780     726,921
                - Commercial
                   mortgage
                   backed          23,482         495       2,679      21,298
                - Residential
                   mortgage
                   backed         111,698       3,131         868     113,961
                - Other asset
                   backed          17,419           8       1,153      16,274
       Other    - Corporate       128,382       4,328         999     131,711
     -------------------------------------------------------------------------
     Sub-total                 $2,019,017   $  68,837   $  40,103  $2,047,751
     Common shares
      - Canadian                  114,167       2,590           -     116,757
      - U.S                       146,406       4,882           -     151,288
     Preferred shares
      - Canadian                    6,692           8       3,629       3,071
      - U.S                           635           -         139         496
     -------------------------------------------------------------------------
                               $2,286,917   $  76,317   $  43,871  $2,319,363
     -------------------------------------------------------------------------

     The following tables highlight the aggregate unrealized loss position, by security type, of holdings in an unrealized loss position. The tables segregate the holdings based on the period of time the securities have been continuously held in an unrealized loss position.

     -------------------------------------------------------------------------
                                             September 30, 2009
     -------------------------------------------------------------------------
                                     0 - 12 months          Over 12 months
     -------------------------------------------------------------------------
                                     Fair  Unrealized        Fair  Unrealized
                                    value        loss       value        loss
     -------------------------------------------------------------------------
     Term Deposits             $        -  $        -           -  $        -
     Bonds:
       Canadian - Government       42,328          57           -           -
                - Corporate        18,955         115      12,350          16
                - Commercial
                   mortgage
                   backed               -           -         789          66
                - Other asset
                   backed               -           -           -           -
       U.S      - Government       12,796           8         198           4
                - Corporate        21,125          23      12,365         216
                - Commercial
                   mortgage
                   backed               -           -           -           -
                - Residential
                   mortgage
                   backed          12,544          12           -           -
                - Other asset
                   backed               -           -       2,431         169
       Other    - Corporate             -           -           -           -
     -------------------------------------------------------------------------
     Sub-total                 $  107,748  $      215  $   28,133  $      471
     Preferred shares
      - Canadian                        -           -       5,604       1,868
      - U.S                             -           -          79          12
     -------------------------------------------------------------------------
                               $  107,748  $      215  $   33,816  $    2,351
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                             December 31, 2008
     -------------------------------------------------------------------------
                                     0 - 12 months          Over 12 months
     -------------------------------------------------------------------------
                                     Fair  Unrealized        Fair  Unrealized
                                    value        loss       value        loss
     -------------------------------------------------------------------------
     Term Deposits             $   18,856  $       20  $        -  $        -
     Bonds:
       Canadian - Government        2,482           7           -           -
                - Corporate        63,037       5,392      30,564       2,170
                - Commercial
                   mortgage
                   backed          17,493       1,023      31,397       3,708
                - Other asset
                   backed           3,279          29       3,472          98
       U.S      - Government        8,380         120         866          57
                - Corporate       205,859      11,268     132,871      10,512
                - Commercial
                   mortgage
                   backed             411          82       9,669       2,597
                - Residential
                   mortgage
                   backed             105           1         639         867
                - Other asset
                   backed             982          25      14,276       1,128
                - Corporate         6,382         112       3,321         887
     -------------------------------------------------------------------------
     Sub-total                 $  327,266  $   18,079  $  227,075  $   22,024
     Preferred shares
      - Canadian                        -           -       3,072       3,629
      - U.S                             -           -         496         139
     -------------------------------------------------------------------------
                               $  327,266  $   18,079  $  230,643  $   25,792
     -------------------------------------------------------------------------

     Fair values of term deposits, bonds and common and preferred shares are considered to approximate quoted market values based on the latest bid prices in active markets. Fair value of securities for which no active market exists are derived from quoted market prices of similar securities or third party evidence.

     Management performs a quarterly analysis of the Company's investment holdings to determine if declines in market value are other than temporary. Pursuant to FASB and Accounting Standards Board of Canada
     guidance issued in April 2009, the analysis process has been revised during the quarter to include consideration of the following factors:
         -  Assessing the Company's intent to sell those securities;
         -  Assessing whether it is more likely than not that the company will be required to sell those securities before the recovery of its amortized cost basis;
         -  Assessing if any credit losses are expected for those securities.
            The assessment includes consideration of, among other things, all available information and factors having a bearing upon
            collectability of security such as changes to credit rating by rating agencies, financial condition of the issuer, expected cash flows and value of any underlying collateral.

     As a result of the above analysis performed by management to determine declines in market value that are other than temporary, write downs for other-than-temporary impairments were $0.1 million for the quarter ended
     September 30, 2009 compared to $22.9 million for the same period last year ($5.1 million for the nine month period ended September 30, 2009 compared to $40.7 million for the nine month period ended September 30,
     2008) and the entire amount of other-than-temporary impairments has been recognized in earnings.

     Management has reviewed currently available information regarding other securities whose estimated fair values are less than their carrying amounts and believes that these unrealized losses are not other than temporary and are primarily due to temporary market and sector related factors rather than to issuer-specific factors. The company does not intend to sell those securities and it is not more likely than not that it will be required to sell those securities before recovery of its amortized cost.

     Net investment income for the quarter ended September 30 is comprised as follows:

     -------------------------------------------------------------------------
                                   Three months ended       Nine months ended
                                         September 30:           September 30:
     -------------------------------------------------------------------------
                                     2009        2008        2009        2008
     -------------------------------------------------------------------------
     Investment income
       Interest on short term
        securities                    494       2,639       2,100       9,903
       Interest on Bonds           17,269      25,324      60,880      82,067
       Dividends                      165       3,906       1,671       8,345
       Premium Finance              1,038       1,264       3,405       3,361
       Other                      (12,292)        485      (4,139)        731
     -------------------------------------------------------------------------
     Gross Investment Income        6,674      33,618      63,917     104,407
     Investment Expenses              883      11,737       3,198       5,349
     -------------------------------------------------------------------------
     Net Investment Income          5,791      31,881      60,719      99,058
     -------------------------------------------------------------------------

     The decrease in interest income on short term securities for the quarter and year to date is primarily due to a significant reduction in short term interest rates in Canada and the U.S. in the current year compared to the same periods last year. The decrease in interest on bonds for the three and nine months to September 30, 2009 compared to the same periods last year is partially due to a reduction in short-term yields described above. A smaller fixed income securities portfolio as a result of certain lines of business being put into voluntary run-off has also contributed to the lower interest income on bonds in the quarter and year to date in the U.S. The strength of the Canadian dollar in 2008, particularly in the first two quarters, increased interest income in the Canadian portfolio during that period when reported in U.S. dollars. This has contributed to the decrease in interest income on bonds for the quarter and year to date compared to the same periods last year.

     Dividend income has declined for the three and nine months to September
     30, 2009 compared to the same periods last year due to the disposition of the common share equity portfolio in the first quarter of 2009.

     Other income for the three months ended September 30, 2009 includes a loss of $12.7 million ($1.3 million year to date) on the revaluation of the Company's now unhedged Canadian dollar denominated debt.

     Net realized gains for the quarter ended September 30, 2009 were $30.5 million compared to net realized losses of $29.1 million for the quarter ended September 30, 2008. Net realized gains for the nine months ended
     September 30, 2009 were $10.5 million compared to net realized losses of
     $24.2 million for the quarter ended September 30, 2008.

     NOTE 8 Financial Instruments
     -------------------------------------------------------------------------

     Risk Management

     The Company's risk management policies and practices are described on pages 18 to 20, 45 to 53 and 74 to 78 of the Company's 2008 Annual
     Report. There has been no significant change in the risk management framework.

     In addition, the Company has provided herein the disclosures required under the Canadian Institute of Chartered Accountants (CICA) handbook section 3862, "Financial Instruments - Disclosures" related to the nature and extent of risks arising from financial instruments. These disclosures form an integral part of the interim consolidated financial statements.

     Credit risk:

     The Company is exposed to credit risk principally through its investment securities and balances receivable from policyholders and reinsurers. The
     Company monitors concentration and credit quality risk through policies to limit and monitor its exposure to individual issuers or related groups
     (with the exception of U.S. and Canadian government bonds) as well as through ongoing review of the credit ratings of issuers held in the securities portfolio. The Company's credit exposure to any one individual policyholder is not material. The Company's policies, however, are distributed by agents, program managers or brokers who manage cash collection on its behalf. The Company has policies to evaluate the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer's insolvency.

     The table below summarizes the credit exposure of the Company from its investments in fixed income securities and term deposits by rating:

     -------------------------------------------------------------------------
                                 September 30, 2009       December 31, 2008
     -------------------------------------------------------------------------
     AAA/Aaa                      854,839        49.2%  1,117,281        54.6%
     AA/Aa2                       387,714        22.3%    338,347        16.5%
     A/A2                         352,083        20.4%    496,095        24.2%
     BBB/Baa2                     127,360         7.3%     62,903         3.1%
     BB/Ba2                         1,978         0.1%      5,122         0.3%
     B/B2                           5,943         0.3%      7,838         0.4%
     CCC/Caa or lower, or
      not rated                     7,253         0.4%     20,165         0.9%
     -------------------------------------------------------------------------
     Total consolidated         1,737,170       100.0%  2,047,751       100.0%
     -------------------------------------------------------------------------

     As at September 30, 2009, 91.9% of the fixed income portfolio is rated
     'A' or better. Changes in this balance period over period are primarily due to timing of investment maturities and reinvestment.

     Market risk:

     Our primary market risk exposure is changes in interest rates. Because most of the securities portfolio is comprised of fixed income securities, periodic changes in interest rate levels generally impact the financial results to the extent that reinvestment yields are different than the original yields on maturing securities. Also, during periods of rising interest rates, the market value of the existing fixed income securities will generally decrease and realized gains on fixed income securities will likely be reduced. The reverse is true during periods of declining interest rates.

     Duration is a measure used to estimate the extent market values of fixed income instruments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point or 1 percent parallel increase in interest rates would decrease the market value of the fixed income securities by $59.4 million at September 30, 2009, representing
3.4% of the $1.7 billion fair value fixed income securities portfolio.
     The following table summarizes carrying amounts of financial instruments by contractual maturity or expected cash flow dates (the actual repricing dates may differ from contractual maturity because certain securities and debentures have the right to call or prepay obligations with or without call or prepayment penalties):

     -------------------------------------------------------------------------
     As at          One                                          No
      September    year     One to    Five to  More than   specific
      30, 2009  or less five years  ten years  ten years       date      Total
     -------------------------------------------------------------------------
     Assets:
     Cash &
      cash
      equiv-
      alents    509,050          -          -          -          -    509,050
     Securi-
      ties      271,686    773,232    539,024    163,443     10,888  1,758,273
     Accrued
      Invest-
      ment
      Income     17,776          -          -          -          -     17,776
     Finance
      Premiums   69,586          -          -          -          -     69,586
     Accounts
      receiv-
      able and
      other
      assets    188,246          -          -          -          -    188,246
     Due from
      reinsur-
      ers and
      other
      insurers   51,140     78,587     14,169      1,896          -    145,792
     -------------------------------------------------------------------------
     Total:   1,107,484    851,819    553,193    165,339     10,888  2,688,723
     -------------------------------------------------------------------------

     Liabili-
      ties:
     Loans
      payable         -          -     66,222      6,936          -     73,158
     Accounts
      payable
      and
      accrued
      liabil-
      ities     134,185          -          -          -          -    134,185
     Unpaid
      claims    662,355  1,017,833    183,513     24,560          -  1,888,261
     Senior
      un-
      secured
      deben-
      tures           -    175,653          -          -          -    175,653
     Subordi-
      nated
      indebt-
      edness          -          -          -     87,407          -     87,407
     -------------------------------------------------------------------------
     Total:     796,540  1,193,486    249,735    118,903          -  2,358,664
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     As at          One                                          No
      December     year     One to    Five to  More than   specific
      31, 2008  or less five years  ten years  ten years       date      Total
     -------------------------------------------------------------------------
     Assets:
     Cash &
      cash
      equiv-
      alents     96,320          -          -          -          -     96,320
     Securi-
      ties      395,355    971,299    516,397    164,700    271,612  2,319,363
     Accrued
      invest-
      ment
      income     24,069          -          -          -          -     24,069
     Finance
      premiums   61,616          -          -          -          -     61,616
     Accounts
      receiv-
      able and
      other
      assets    275,701          -          -          -          -    275,701
     Due from
      reinsur-
      ers and
      other
      insurers   58,629     89,056     15,338      2,066          -    165,089
     -------------------------------------------------------------------------
     Total:     911,690  1,060,355    531,735    166,766    271,612  2,942,158
     -------------------------------------------------------------------------

     Liabili-
      ties:
     Loans
      payable         -          -     66,222          -          -     66,222
     Accounts
      payable
      and
      accrued
      liabil-
      ities     129,330          -          -          -          -    129,330
     Unpaid
      claims    667,307  1,013,611    174,579     23,519          -  1,879,016
     Senior
      un-
      secured
      deben-
      tures           -     81,137    104,066          -          -    185,203
     Subordi-
      nated
      indebt-
      edness          -          -          -     87,383          -     87,383
     -------------------------------------------------------------------------
     Total:     796,637  1,094,748    344,867    110,902          -  2,347,154
     -------------------------------------------------------------------------

     Collateral pledged: As at September 30, 2009, bonds and term deposits with an estimated fair value of $51.9 million were on deposit with state and provincial regulatory authorities. Also, from time to time, the
     Company pledges securities to third parties to collateralize liabilities incurred under its policies of insurance. At September 30, 2009, the amount of such pledged securities was $112.3 million. Collateral pledging transactions are conducted under terms that are common and customary to standard collateral pledging and are subject to the Company's standard risk management controls.

     The company has a syndicate letter of credit facility which is used to collateralize reinsurance balances. The Company pledges securities to collateralize the utilized portion of the letter of credit facility. At
     September 30, 2009 the letter of credit facility utilization was $2.7 million.

     Fair value:

     Refer to Note 7 with respect to fair value disclosure on securities. The carrying value of unpaid claims does not take into consideration the time value of money or make an explicit provision for adverse deviation. In order to estimate the fair value of the unpaid claims, the Company uses an actuarial approach recognizing the time value of money which incorporates assumptions concerning projected cash flows and appropriate provisions for adverse deviation. As at September 30 , 2009 the estimated fair value of the unpaid claims was $2,032.3 million ($1,898.9 million net of reinsurers' share of unpaid claims). The estimated fair value is approximately $144.1 million above the undiscounted carrying value as a result of a provision for adverse development totaling $186.5 million in addition to the present value of unpaid claims. There is no active market for policy liabilities, so a market value is not readily available.

     The table below summarizes the fair valuation of debt liabilities, though they are held at amortized cost on the consolidated balance sheet:

     -------------------------------------------------------------------------
                                                     September 30, 2009
     -------------------------------------------------------------------------
                                                  Total      Total
                                                   fair   carrying
                                                value(x)     value  Favorable
     -------------------------------------------------------------------------
     Loans Payable                           $   53,813 $   73,158 $   19,345
     Senior unsecured debentures                148,329    175,653     27,324
     Subordinated indebtedness                   35,168     87,407     52,239
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                                      December 31, 2008
     -------------------------------------------------------------------------
                                                  Total      Total
                                                   fair   carrying
                                                value(x)     value  Favorable
     -------------------------------------------------------------------------
     Loans Payable                           $   43,094 $   66,222 $   23,128
     Senior unsecured debentures                128,497    185,203     56,706
     Subordinated indebtedness                   17,712     87,383     69,671
     -------------------------------------------------------------------------
     (x)The fair value is based on observable market inputs.

     The carrying value of all other financial instruments approximates their fair value due to the short term to maturity of those financial instruments.

     The Company uses fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. The extent of the Company's use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities as at September 30, 2009 was as follows:

                                               Quoted
                                               prices
                                            in active
                                              markets Significant Significant
                                                  for       other          un-
                                            identical  observable  observable
                             September 30,     assets      inputs      inputs
     Description                     2009    (Level 1)   (Level 2)   (Level 3)
     -------------------------------------------------------------------------
     Available for sale
      securities:
     Term deposits:            $  199,658  $        -  $  199,658  $        -
     Debt securities:
     ----------------
     Canadian - Government        397,317           -     397,317           -
              - Corporate         320,654           -     320,654           -
              - Commercial
                 mortgage
                 backed             1,512           -       1,512           -
              - Other asset
                 backed            34,906           -      34,906           -
       U.S    - Government        272,989           -     272,989           -
              - Corporate         328,960           -     328,960           -
              - Commercial
                 mortgage
                 backed             1,000           -       1,000           -
              - Residential
                 mortgage
                 backed           154,146           -     154,146           -
              - Other
                 mortgage/
                 asset
                 backed            11,730           -      11,730           -
       Other  - Corporate          14,298           -      14,298           -
     Equity Securities:
     ------------------
     Canadian                       5,179       5,179           -           -
     US                                25          25           -           -
     Preferred Securities:
     ---------------------
     Canadian                      15,819      15,819           -           -
     US                                80          80           -           -
     -------------------------------------------------------------------------
     Total                     $1,758,273  $   21,103  $1,737,170  $        -
     -------------------------------------------------------------------------

     NOTE 9 Capital Management
     -------------------------------------------------------------------------

     Certain debentures issued by the Company contain negative covenants in their trust indentures, placing limitations and restrictions over certain actions without the prior written consent of the indenture trustees.
     Included in the negative covenants is the limitation on the incurrence of additional debt in the event that the total debt to total capital ratio or the senior debt to total capital ratio exceed 50% and 35%, respectively. The total debt is calculated on a pro-forma basis taking into account the issuance of additional debt. The debentures also include covenants limiting the issuance and sale of voting stock of restricted subsidiaries, the payment of dividends or any other payment in respect of capital stock of the Company, or the retirement of debt subordinate to the debentures covered by the trust indentures if, after giving effect to such payments as described in the trust indentures, the total debt to total capital ratio exceeds 50%.

     As at September 30, 2009 the Company's total debt to capital and senior debt to capital ratios were 55.4% and 41.1% respectively. As a result, the limitations and restrictions described above are currently applicable. The Board of Directors is considering alternatives to reduce these ratios to remove the limitations and restrictions in place.

     On June 26, 2009, KFS Capital LLC, an indirect wholly-owned subsidiary of
     Kingsway, commenced a take-over bid (the "KLROC Offer") to acquire up to
     1,000,000 preferred, retractable, redeemable, cumulative units of
     Kingsway Linked Return of Capital Trust at a price per unit of C$12.00 in cash. The KLROC Offer expired on Tuesday, August 4, 2009 and 694,015 units were tendered. This tender was paid for using available cash.

     Kingsway 2007 General Partnership, an indirect wholly-owned subsidiary of
     Kingsway announced on July 14, 2009 the commencement of a modified "Dutch
     Auction" tender offer (the "2012 Offer") for a portion of its outstanding
     Unsecured 6% Debentures due July 11, 2012 (the "2012 Debentures"). The
     2012 Offer provides for a cash purchase of 2012 Debentures at a price per
     C$1,000 principal amount of debentures of not less than C$540 and not greater than C$620, for a maximum aggregate purchase price to the offeror not to exceed C$31 million (excluding accrued and unpaid interest). The
     Offer expired Friday, August 14, 2009 with valid tenders (that were not withdrawn) of C$9,174,000 in aggregate principal amount of Debentures.
     Kingsway 2007 General Partnership accepted for purchase all such tendered
     Debentures at the highest price specified of C$620 per C$1,000 principal amount. This tender was paid for using available cash.

     Subsequent to the balance sheet date the Company repaid in full a $6.9 million mortgage on a property.

     As at September 30, 2009 the Company was adequately capitalized to support the premium volume of the insurance subsidiaries.

     In Canada, JEVCO Insurance Company is regulated by the Office of the
     Superintendent of Financial Institutions ("OSFI") and Kingsway General
     Insurance Company is regulated by the Financial Services Commission of
     Ontario ("FSCO"). OSFI and FSCO expect each institution to maintain ongoing capital at no less than the supervisory target Minimum Capital
     Test ("MCT") of 150% and may establish, in consultation with an institution, an alternative supervisory target level based upon an individual institution's risk profile. As at September 30, 2009 the MCTs of JEVCO Insurance Company and Kingsway General Insurance Company were
     239% and 210% respectively. As at September 30, 2009 the Canadian insurance companies have aggregate capital of approximately $60.2 million in excess of the 150% level.

     In the United States, a risk based capital (RBC) formula is used by the
     National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below
     200% of the authorized control level. As at September 30, 2009, all U.S.
     subsidiaries, with the exception of Lincoln General, are estimated to be above the required RBC levels, with RBC ratios estimates ranging between
     286% and 37,410% and have estimated aggregate capital excluding Lincoln
     General of approximately $106.9 million in excess of the 200% level.

     As a result of Lincoln General's RBC level as at December 31, 2008, the
     Pennsylvania Insurance Department was required to conduct an examination and issue an order outlining corrective action to be taken. Further, under Pennsylvania law, Lincoln General may be deemed to be operating in a financially hazardous condition based on its financial statements at
     December 31, 2008. As a result, the Pennsylvania Insurance Department has the power to take a variety of regulatory actions, including but not limited to department supervision, and the seeking of a court order of rehabilitation or liquidation if it determines that Lincoln General's condition is such that the further transaction of business would be hazardous, financially, to its policyholders, creditors or the public.

     As part of a plan developed by management, Lincoln General has initiated running off its book of business and, accordingly, management has ceased writing new or renewal business, except where otherwise required by law or pre-existing contractual obligations, and has initiated mid-term cancellations in certain lines of business. As at December 31, 2008,
     Lincoln General had statutory admitted assets of $386.7 million, liabilities of $307.5 million, and statutory capital and surplus of $79.2 million. On March 11, 2009, Lincoln General entered into a letter agreement with the Pennsylvania Insurance Department (the Department)
     that provides for increased supervisory oversight by the Department including but not limited to increased reporting and Department approval of non-routine matters including transfers or pledges of assets, extension of loans, incurring of debt, increases in salaries, payments of bonuses to officers and directors, and consummation of material transactions.

     On October 19, 2009 the Company announced that its indirect wholly owned subsidiary, Kingsway America Inc. ("KAI"), has disposed of its entire interest in KAI's wholly owned subsidiary Walshire Assurance Company
     ("Walshire"). Walshire is the sole shareholder of Lincoln General. All of the stock of Walshire has been donated to charity, and with this disposition Lincoln General ceases being a member of the Kingsway group of companies. As of the date of the disposition of Walshire, the Company is of the view that its control over Walshire and its subsidiaries, including Lincoln General was lost. Management intends that Walshire and its subsidiaries will no longer be consolidated beginning October 19,
     2009.

     The Company is of the view that the extent of its obligations in connection with Walshire and its subsidiaries are the payment of a $10 million cash contribution to Lincoln General; continued compliance with a run-off management agreement, including certain continued support to the run-off management team at Lincoln General; and continuing guarantee and reinsurance obligations to inter-Company and third party insurance providers in respect of certain Lincoln General obligations.

     As part of the ongoing transformation program, during the second quarter the Company began terminating all related party reinsurance treaties. As at September 30, 2009 all treaties between Kingsway Reinsurance
     Corporation and the U.S. operating companies have been commuted. As noted
     above, treaties between the Canadian operating companies and Kingsway
     Reinsurance (Bermuda) Limited were commuted effective October 1, 2009.
     This initiative has resulted in increased capital in our operating companies and it has released excess capital from the captive reinsurers to be used for corporate purposes.

     As at September 30, 2009, following the commutation of all intercompany reinsurance treaties between Kingsway Reinsurance Corporation and the
     Company's U.S. operating subsidiaries, a significant portion of the remaining capital at Kingsway Reinsurance Corporation was repatriated. A portion of this capital was re-deployed directly into the U.S. operating subsidiaries and a portion was held at the parent company for corporate purposes. The regulatory capital remaining in Kingsway Reinsurance
     Corporation following the commutation of all related party reinsurance treaties is below the amount required under the Insurance Act of Barbados where Kingsway Reinsurance is domiciled. The Company considers this situation to be temporary as the calculation of the minimum capital required is based upon the premiums of the previous calendar year when the level of underwriting activity was significantly greater than those of the ongoing Barbados operation. This situation has been communicated to the Office of the Supervisor of Insurance in Barbados which has accepted the Company's commitment to resolve the shortfall in early 2010.
     At that time, the Company believes that the capital available will exceed the capital required with no additional capital required.

     As at September 30, 2009 the capital maintained by Kingsway Reinsurance
     (Bermuda) Limited was approximately $28.6 million in excess of the regulatory capital requirements in Bermuda. Subsequent to the balance sheet date, a significant portion of the capital was removed as part of the consolidation of the Canadian operations.

     NOTE 10 Hedges
     -------------------------------------------------------------------------

     On June 2, 2009, the company discontinued the swap transaction which was designated as a cash flow hedge. When the hedge is discontinued, any cumulative adjustment to the hedging instrument through other comprehensive income is recognized in income over the remaining term of the hedged item, or when the hedged item is derecognized. The amount of loss recorded in other comprehensive income as a result of the discontinuance of the cash flow hedge is $6.2 million before tax of which
     $1.5 million has been reclassified to net income for the quarter ended
     September 30, 2009 ($1.6 million year to date).

     NOTE 11 Restructuring charges
     -------------------------------------------------------------------------

     During the first quarter of 2009, the Company announced a corporate restructuring plan to concentrate on its core and profitable lines of business and is targeted to improve the Company's financial stability.
     The Company is consolidating operations in U.S. and Canada, simplifying the management structure, reducing costs through synergies and operational efficiencies and positioning the Company to seize competitive advantage. As the Company exits businesses and streamlines operations, approximately 1,000 employees will be removed from the total workforce.
     Restructuring costs are expected to be approximately $20 million, to be incurred over fiscal 2009 and 2010, of which $18.5 million was expensed in the first nine months of 2009.

     During the nine months ended September 30, 2009, the Company continued to implement this restructuring plan. Restructuring charges for the nine months ended September 30, 2009 were as follows:

     -------------------------------------------------------------------------
                                                         Restructuring charges
     -------------------------------------------------------------------------
                                                            Three       Nine
                                                           months      months
                                                            ended       ended
                    Severance  Consulting               September   September
                 and benefits     expense       Total    30, 2009    30, 2009
     -------------------------------------------------------------------------
     Provision
      balance
      at January 1,
      2009         $        -  $        -  $        -
       (Income)
        expense         9,347       9,063      18,410  $    5,861  $   18,410
       Payments         5,009       9,063      14,072           -           -
     Provision
      balance at
      September
      30, 2009     $    4,338  $        -  $    4,338           -           -
     -------------------------------------------------------------------------
     Total
      restructur-
      ing
      charges                                          $    5,861  $   18,410
     -------------------------------------------------------------------------

     The following table summarizes the total restructuring charges incurred by segment during the three and nine months ended September 30, 2009:

     -------------------------------------------------------------------------
                                                    Three months ended
                                                    September 30, 2009
     -------------------------------------------------------------------------
                       Canada         U.S.    Run-off   Corporate       Total
     -------------------------------------------------------------------------
     Total
      restructur-
      ing
      charges      $       68  $        80  $     313  $    5,400   $    5,861
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                                    Nine months ended
                                                    September 30, 2009
     -------------------------------------------------------------------------
                       Canada         U.S.    Run-off   Corporate       Total
     -------------------------------------------------------------------------
     Total
      restructur-
      ing
      charges     $       954  $    2,431  $    3,695  $   11,330  $   18,410
     -------------------------------------------------------------------------

     The following table summarizes the total amount of costs expected to be incurred for each reporting segment over the span of the restructuring plan:

     -------------------------------------------------------------------------
                                                    Over the span of the
                                                     restructuring plan
     -------------------------------------------------------------------------
                       Canada         U.S.    Run-off   Corporate       Total
     -------------------------------------------------------------------------
     Total
      expected
      costs for
      restructur-
      ing plan    $     1,900  $    4,000  $    3,100  $   13,000  $   22,000
     -------------------------------------------------------------------------

     As a result of the implementation of the restructuring plan being ahead of target, the total restructuring costs for the year to date represent a significant portion of the total expected costs over the span of the restructuring plan.

     NOTE 12 Acquisitions
     -------------------------------------------------------------------------

     On April 1, 2007 the Company acquired 100% of the voting shares of
     Mendota Insurance Company ('Mendota') whose primary business is non standard automobile insurance. This transaction includes Mendota's wholly owned subsidiaries, Mendakota Insurance Company and Mendota Insurance
     Agency, Inc. The earnings of Mendota have been included in the statement of operations from April 1, 2007.

     During the first quarter of 2008, the final purchase price was determined at $51.1 million. The Company has recognized total goodwill of $1.2 million related to this acquisition, of which $0.2 million was recorded in 2008 and $1.0 million during 2007. The goodwill was written down to
     $nil in the fourth quarter of 2008.

     The Company also recognized total intangible assets of $10.7 million related to this acquisition during 2007, of which $7.8 million was assigned to insurance licenses with an indefinite life and not subject to amortization, $1.1 million was assigned to computer software and is being amortized straight line over its defined useful life of 3 years and $1.8 million assigned to agent relationships and is also being amortized over
     a 5 year term but based on a pattern in which the economic benefits of the asset are expected to be consumed.

     NOTE 13 Buy-Back of Senior Notes
     -------------------------------------------------------------------------

     During the quarter, Kingsway America Inc. bought back $1.9 million ($6.5 million year to date) face value of the senior notes due in 2014 at a market rate of $1.3 million ($3.2 million year to date). Kingsway America
     Inc. realized a gain of $0.6 million ($3.3 million year to date) during the quarter.

     Also during the quarter and year to date, a general partnership of the
     Company, Kingsway 2007 General Partnership bought back $14.6 million face value of the senior notes due in 2012 at a market rate of $8.6 million.
     As a result, Kingsway 2007 General Partnership realized a gain of $6.0 million during the quarter.

     NOTE 14 Related Party Transaction
     -------------------------------------------------------------------------

     Related-party transactions, including services provided to or received by
     Kingsway's subsidiaries, are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the parties. Management believes that consideration paid for such services approximate fair value.

     In March 2009, the Company obtained a financing facility from a related party to allow for specific capital initiatives. The facility is at fair market terms and conditions. As at September 30, 2009, the facility was undrawn, expired and has been terminated. In the fourth quarter, a new facility has been obtained from the same related party. This new facility is at fair market terms and conditions.

     The Company has engaged the services of a company owned by a former director and paid $0.8 million for the nine month period ended September
     30, 2009.

     In addition to a previously agreed retainer of C$0.1 million, the Board of Directors has decided to pay an additional $0.4 million and C$0.1 million to the Chairman of the Board. Of these amounts, the Company has paid $0.2 million and C$0.1 million as at September 30, 2009.

     NOTE 15 Contractual Obligation
     -------------------------------------------------------------------------

     On June 29, 2009, Kingsway and Lincoln General entered into a consulting agreement with an external run-off manager to provide certain consulting services relating to Lincoln General, including advice and assistance in the development of a Run-off Plan. In addition to base compensation of
     $1.3 million annually, the agreement provides for a minimum of $2.5 million to be paid to the Run-off Manager at the termination of the contract (provided the contract is not terminated for cause), which, at the latest will be March 1, 2014. Since the Lincoln General has been disposed of by the Company on October 19, 2009, the Company accrued $6.1 million for the base compensation and additional compensation as at
     September 30, 2009.

     NOTE 16 Normal Course Issuer Bid
     -------------------------------------------------------------------------

     On July 29, 2009, the Company obtained approval from the Toronto Stock
     Exchange to amend its normal course issuer bid for common shares. The
     Toronto Stock Exchange ("TSX") accepted a revision to the maximum number of common shares that can be purchased under the normal course issuer bid to 5,386,545 common shares, or 10% of the public float on November 28,
     2008. For the three months ended and year to date September 30, 2009, the company repurchased 3,394,800 of its common shares at an average price of
     C$3.76, representing approximately 6.2% of the then outstanding shares.
     All of the repurchased common shares were cancelled.

     NOTE 17 Mergers
     -------------------------------------------------------------------------

     During the quarter the Company announced that effective October 1, 2009,
     JEVCO Insurance Company will assume the assets and liabilities of
     Kingsway General Insurance Company subject to regulatory approval. Both
     JEVCO Insurance Company and Kingsway General Insurance Company are wholly owned Canadian subsidiaries of the Company.

     NOTE 18 Comparative Figures
     -------------------------------------------------------------------------

     Certain comparative figures have been re-classified to conform to the financial statement presentation adopted in the current period.

     NOTE 19 Subsequent Events
     -------------------------------------------------------------------------

     The subsequent events have been evaluated up to November 6, 2009, the date the financial statements are issued. The subsequent events noted are as follows:

     On October 19, 2009, the Company's indirect wholly owned subsidiary,
     Kingsway America Inc. ("KAI") has donated all of the stock of its wholly owned subsidiary Walshire Assurance Company ("Walshire") to charity, and with this disposition Lincoln General Insurance Company (i.e. subsidiary of Walshire) ceases being a member of The Kingsway group of companies.

     In addition, after the end of the quarter, the Company has completed the sale of substantially all of the assets of Avalon Risk Management Inc.

     On October 30, 2009, the Company completed the sale of HI Holdings Inc.
     and its subsidiary Zephyr Insurance Company Inc. for initial gross proceeds of $31.5 million, plus a contingent, deferred earn-out plan. The earn-out is calculated based upon the change in adjusted book value between the valuation date and the closing date.

     NOTE 20 Supplemental Condensed Consolidating Financial Information
     -------------------------------------------------------------------------

     On July 10, 2007, the Kingsway 2007 General Partnership issued C$100 million of 6% senior unsecured debentures unconditionally guaranteed by the Company ("KFSI") and Kingsway America Inc. ("KAI"), a wholly-owned subsidiary of the Company. The following is the condensed consolidating financial information for the Company as of September 30, 2009 and
     December 31, 2008, and for the period ended September 30, 2009 and 2008, with a separate column for each Guarantor, the issuer and the other businesses of the Company combined ("Non-Guarantor subsidiaries").

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Operations
     -------------------------------------------------------------------------
     For the nine months ended September 30, 2009

                                            KFSI          KAI        K2007GP
     -------------------------------------------------------------------------
                                             (a           (a          (the
                                        "Guarantor") "Guarantor")   "Issuer")
     -------------------------------------------------------------------------

     Revenue:
     Net premiums earned                $         -  $         -  $         -
     Investment related income               (5,451)       2,249        4,420
     Management fees                         43,558       14,046            -
     -------------------------------------------------------------------------
                                        $    38,107  $    16,295  $     4,420
     -------------------------------------------------------------------------
     Expenses:
     Claims incurred                    $         -  $         -  $         -
     Commissions and premium taxes                -            -            -
     Other expenses                          54,872       10,422          331
     Interest expense                             -       19,517        3,767
     -------------------------------------------------------------------------
                                             54,872       29,939        4,098
     -------------------------------------------------------------------------

     Income (loss) before unusual
      items and income taxes                (16,765)     (13,644)         322
     Write-down of investment in
      subsidiary                                  -      (23,613)           -
     Gain on buy-back of senior notes             -        3,270        5,984
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations before income taxes        (16,765)     (33,987)       6,306
     Income taxes (recovery)                 (5,001)      (3,527)       2,144
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                            (11,764)     (30,460)       4,162
     Income from discontinued
      operations                                  -            -            -
     Loss on disposal of discontinued
      operations                             (1,616)           -            -
     Equity in undistributed net
      income of subsidiaries               (201,388)     (64,306)           -
     -------------------------------------------------------------------------
     Net income (loss)                  $  (214,768) $   (94,766) $     4,162
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the nine months ended September 30, 2009

                                           Other
                                       Subsidiaries   Consolidation    Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                       subsidiaries")
     -------------------------------------------------------------------------

     Revenue:
     Net premiums earned                $   802,577  $   (12,633) $   789,944
     Investment related income               85,449      (15,487)      71,180
     Management fees                              -      (57,604)           -
     -------------------------------------------------------------------------
                                        $   888,026  $   (85,724) $   861,124
     -------------------------------------------------------------------------
     Expenses:
     Claims incurred                    $   759,882  $         -  $   759,882
     Commissions and premium taxes          140,124            -      140,124
     Other expenses                         185,588      (82,696)     168,517
     Interest expense                        (2,285)      (3,028)      17,971
     -------------------------------------------------------------------------
                                          1,083,309      (85,724)   1,086,494
     -------------------------------------------------------------------------

     Income (loss) before unusual
      items and income taxes               (195,283)           -     (225,370)
     Write-down of investment in
      subsidiary                                  -            -      (23,613)
     Gain on buy-back of senior notes             -            -        9,254
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations before income taxes       (195,283)           -     (239,729)
     Income taxes (recovery)                (20,053)           -      (26,437)
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                           (175,230)           -     (213,292)
     Income from discontinued
      operations                                140            -          140
     Loss on disposal of discontinued
      operations                                  -            -       (1,616)
     Equity in undistributed net
      income of subsidiaries                      -      265,694            -
     -------------------------------------------------------------------------
     Net income (loss)                  $  (175,090) $   265,694  $  (214,768)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the nine months ended September 30, 2008

                                            KFSI          KAI        K2007GP
     -------------------------------------------------------------------------
                                             (a     (an "issuer" /    (an
                                        "Guarantor") "Guarantor")   "Issuer")
     -------------------------------------------------------------------------
     Revenue:
     Net premiums earned                $         -  $         -  $         -
     Investment related income               41,754        2,770        5,104
     Management fees                         78,797       14,041            -
     -------------------------------------------------------------------------
                                        $   120,551  $    16,811  $     5,104
     -------------------------------------------------------------------------
     Expenses:
     Claims incurred                    $         -  $         -  $         -
     Commissions and premium taxes                -            -            -
     Other expenses                          66,296       21,238          177
     Interest expense                         3,928       21,100        4,612
     -------------------------------------------------------------------------
                                             70,224       42,338        4,789
     -------------------------------------------------------------------------

     Income (loss) before unusual
      items and income taxes                 50,327      (25,527)         315
     Write-down of investment in
      subsidiary                                  -            -            -
     Gain on buy-back of senior notes             -            -            -
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations before income taxes         50,327      (25,527)         315
     Income taxes (recovery)                 12,980       (8,679)         107
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                             37,347      (16,848)         208
     Loss from discontinued operations            -            -            -
     Gain on disposal of discontinued
      operations                             34,985            -            -
     Equity in undistributed net
      income of subsidiaries               (117,824)     (58,077)           -
     -------------------------------------------------------------------------
     Net income (loss)                  $   (45,492) $   (74,925) $       208
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the nine months ended September 30, 2008

                                           Other
                                       Subsidiaries   Consolidation    Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                       subsidiaries")
     -------------------------------------------------------------------------

     Revenue:
     Net premiums earned                $ 1,188,932  $    (9,186) $ 1,179,746
     Investment related income               51,706      (26,473)      74,861
     Management fees                              -      (92,838)           -
     -------------------------------------------------------------------------
                                        $ 1,240,638  $  (128,497) $ 1,254,607
     -------------------------------------------------------------------------
     Expenses:
     Claims incurred                    $   924,456  $         -  $   924,456
     Commissions and premium taxes          231,235            -      231,235
     Other expenses                         211,798     (123,228)     176,281
     Interest expense                         3,739       (5,269)      28,110
     -------------------------------------------------------------------------
                                          1,371,228     (128,497)   1,360,082
     -------------------------------------------------------------------------

     Income (loss) before unusual
      items and income taxes               (130,590)           -     (105,475)
     Write-down of investment in
      subsidiary                                  -            -            -
     Gain on buy-back of senior notes             -            -            -
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations before income taxes       (130,590)           -     (105,475)
     Income taxes (recovery)                (36,698)           -      (32,290)
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                            (93,892)           -      (73,185)
     Loss from discontinued operations       (7,292)           -       (7,292)
     Gain on disposal of discontinued
      operations                                  -            -       34,985
     Equity in undistributed net
      income of subsidiaries                      -      175,901            -
     -------------------------------------------------------------------------
     Net income (loss)                  $  (101,184) $   175,901  $   (45,492)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Balance Sheet
     -------------------------------------------------------------------------
     As at September 30, 2009

                                            KFSI          KAI        K2007GP
     -------------------------------------------------------------------------
                                             (a     (an "issuer" /    (an
                                        "Guarantor") "Guarantor")   "Issuer")
     -------------------------------------------------------------------------

     Assets
     Investments in subsidiaries        $   164,335  $   853,594  $         -
     Cash                                    32,268        6,905        1,375
     Securities                                   -            -            -
     Goodwill and intangible assets           6,821            -            -
     Other assets                            57,932       99,652       94,756
     Assets held for sale                         -            -            -
     -------------------------------------------------------------------------
                                        $   261,356  $   960,151  $    96,131
     -------------------------------------------------------------------------
     Liabilities and Shareholders'
      Equity
     Liabilities:
     Bank Indebtedness                  $         -  $   201,487  $         -
     Other liabilities                        1,173       26,636          957
     Provision for loss on investment
      in subsidiary                               -       23,613            -
     Unearned premiums                            -            -            -
     Unpaid claims                                -            -            -
     Senior unsecured debentures                  -      118,525       77,641
     Subordinated indebtedness                    -       90,500            -
     Liabilities held for sale                    -            -            -
     -------------------------------------------------------------------------
                                        $     1,173  $   460,761  $    78,598
     Shareholders' equity:
     Share capital                          295,916      575,112       14,867
     Contributed surplus                     21,294            -            -
     Retained Earnings                     (118,053)     (75,722)       6,559
     Accumulated other comprehensive
      income                                 61,026            -       (3,893)
     -------------------------------------------------------------------------
                                            260,183      499,390       17,533
     -------------------------------------------------------------------------
                                        $   261,356  $   960,151  $    96,131
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     As at September 30, 2009

                                           Other
                                       Subsidiaries   Consolidation    Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                       subsidiaries")
     -------------------------------------------------------------------------

     Assets
     Investments in subsidiaries        $(1,575,413) $   557,484  $         -
     Cash                                   468,502            -      509,050
     Securities                           1,844,613      (16,753)   1,827,860
     Goodwill and intangible assets          44,675            -       51,496
     Other assets                         1,186,071     (894,218)     544,193
     Assets held for sale                   129,899            -      129,899
     -------------------------------------------------------------------------
                                        $ 2,098,347  $  (353,487) $ 3,062,498
     -------------------------------------------------------------------------
     Liabilities and Shareholders'
      Equity
     Liabilities:
     Bank Indebtedness                  $  (168,329) $    40,000  $    73,158
     Other liabilities                      123,913      (42,107)     110,572
     Provision for loss on investment
      in subsidiary                               -            -       23,613
     Unearned premiums                      489,224     (117,055)     372,169
     Unpaid claims                        2,275,565     (387,304)   1,888,261
     Senior unsecured debentures             (3,634)     (16,879)     175,653
     Subordinated indebtedness                    -       (3,093)      87,407
     Liabilities held for sale               57,525            -       57,525
     -------------------------------------------------------------------------
                                        $ 2,774,264  $  (526,438) $ 2,788,358
     Shareholders' equity:
     Share capital                        1,998,688   (2,588,667)     295,916
     Contributed surplus                          -            -       21,294
     Retained Earnings                   (2,745,883)   2,815,046     (118,053)
     Accumulated other comprehensive
      income                                 71,278      (53,428)      74,983
     -------------------------------------------------------------------------
                                           (675,917)     172,951      274,140
     -------------------------------------------------------------------------
                                        $ 2,098,347  $  (353,487) $ 3,062,498
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Balance Sheet
     -------------------------------------------------------------------------
     As at December 31, 2008

                                            KFSI          KAI        K2007GP
     -------------------------------------------------------------------------
                                             (a     (an "issuer" /    (an
                                        "Guarantor") "Guarantor")   "Issuer")
     -------------------------------------------------------------------------

     Assets
     Investments in subsidiaries        $   409,577  $   743,825  $         -
     Cash                                    21,335        5,603          543
     Securities                                   -            -            -
     Goodwill and other assets                5,996            -            -
     Other assets                            21,447       80,769      113,519
     Assets held for sale                         -            -            -
     -------------------------------------------------------------------------
                                        $   458,355  $   830,197  $   114,062
     -------------------------------------------------------------------------
     Liabilities and Shareholders'
      Equity
     Liabilities:
     Bank Indebtedness                  $         -  $   170,175  $         -
     Other liabilities                        4,784       30,652       16,818
     Provision for loss on investment
      in subsidiary                               -            -            -
     Unearned premiums                            -            -            -
     Unpaid claims                                -            -            -
     Senior unsecured debentures                  -      125,000       93,464
     Subordinated indebtedness                    -       90,500            -
     Liabilities held for sale                    -            -            -
     -------------------------------------------------------------------------
                                        $     4,784  $   416,327  $   110,282
     Shareholders' equity:
     Share capital                          322,344      459,133       10,667
     Contributed surplus                      9,791            -            -
     Retained Earnings                       98,563      (45,263)       2,397
     Accumulated other comprehensive
      income                                 22,873            -       (9,284)
     -------------------------------------------------------------------------
                                            453,571      413,870        3,780
     -------------------------------------------------------------------------
                                        $   458,355  $   830,197  $   114,062
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     As at December 31, 2008

                                           Other
                                       Subsidiaries   Consolidation    Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                       subsidiaries")
     -------------------------------------------------------------------------

     Assets
     Investments in subsidiaries        $(1,470,854) $   317,452  $         -
     Cash                                    68,839            -       96,320
     Securities                           2,398,072      (17,093)   2,380,979
     Goodwill and other assets               57,897            -       63,893
     Other assets                         2,409,352   (1,934,620)     690,467
     Assets held for sale                   117,393            -      117,393
     -------------------------------------------------------------------------
                                        $ 3,580,699  $(1,634,261) $ 3,349,052
     -------------------------------------------------------------------------
     Liabilities and Shareholders'
      Equity
     Liabilities:
     Bank Indebtedness                  $         -  $  (103,953) $    66,222
     Other liabilities                      (48,488)     125,564      129,330
     Provision for loss on investment
      in subsidiary                               -            -            -
     Unearned premiums                      786,527     (286,591)     499,936
     Unpaid claims                        3,109,263   (1,230,247)   1,879,016
     Senior unsecured debentures            (16,383)     (16,878)     185,203
     Subordinated indebtedness                    -       (3,117)      87,383
     Liabilities held for sale               48,390            -       48,390
     -------------------------------------------------------------------------
                                        $ 3,879,309  $(1,515,222) $ 2,895,480
     Shareholders' equity:
     Share capital                        1,880,918   (2,350,718)     322,344
     Contributed surplus                          -            -        9,791
     Retained Earnings                   (2,211,705)   2,254,572       98,564
     Accumulated other comprehensive
      income                                 32,177      (22,893)      22,873
     -------------------------------------------------------------------------
                                           (298,610)    (119,039)     453,572
     -------------------------------------------------------------------------
                                        $ 3,580,699  $(1,634,261) $ 3,349,052
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Cash Flows
     -------------------------------------------------------------------------
     For the nine months ended September 30, 2009

                                            KFSI          KAI        K2007GP
     -------------------------------------------------------------------------
                                             (a     (an "issuer" /    (an
                                        "Guarantor") "Guarantor")   "Issuer")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities:
     Net income (loss)                  $  (214,768) $   (94,766) $     4,162
     Loss (income) from discontinued
      operations                                  -            -            -
     Equity in undistributed earnings
      in subsidiaries                       201,388       64,306            -
     Other                                  (33,242)       1,241        2,309
     -------------------------------------------------------------------------
                                            (46,622)     (29,219)       6,471
     Financing Activities:
     Share capital                          (26,428)     115,979        4,200
     Repurchase of common shares for
      cancellation                           14,664            -            -
     Contributed surplus                     (3,440)           -            -
     Dividends paid                           6,042            -            -
     Bank indebtedness and loans
      payable                                     -       31,051       (9,839)
     Senior unsecured indebtedness                -       (3,205)           -
     -------------------------------------------------------------------------
                                             (9,162)     143,825       (5,639)
     Investing Activities:
     Purchase of securities                       -            -            -
     Proceeds from sale of securities             -            -            -
     Proceeds from sale of discontinued
      operations                                  -            -            -
     Acquisitions                            66,812      (76,302)           -
     Other                                      (95)     (37,002)           -
     -------------------------------------------------------------------------
                                             66,717     (113,304)           -
     Discontinued operations
     Operating activities                         -            -            -
     Financing activities                         -            -            -
     Investing activities                         -            -            -
     -------------------------------------------------------------------------
                                                  -            -            -
     Increase (decrease) in cash during
      the period                             10,933        1,302          832
     Cash and cash equivalents,
      beginning of period                    21,335        5,603          543
     -------------------------------------------------------------------------
     Cash and cash equivalents, end of
      period                            $    32,268  $     6,905  $     1,375
     Less cash and cash equivalents of
      discontinued operations, end of
      period                                      -            -            -
     -------------------------------------------------------------------------
     Cash and cash equivalents of
      continuing operations at end of
      period                            $    32,268  $     6,905  $     1,375
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the nine months ended September 30, 2009

                                           Other
                                       Subsidiaries   Consolidation    Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                       subsidiaries")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities:
     Net income (loss)                  $  (175,090) $   265,694  $  (214,768)
     Loss (income) from discontinued
      operations                              1,476            -        1,476
     Equity in undistributed earnings
      in subsidiaries                             -     (265,694)           -
     Other                                 (208,402)     204,998      (33,096)
     -------------------------------------------------------------------------
                                           (382,016)     204,998     (246,388)
     Financing Activities:
     Share capital                                -     (120,179)     (26,428)
     Repurchase of common shares for
      cancellation                                -            -       14,664
     Contributed surplus                          -            -       (3,440)
     Dividends paid                               -            -        6,042
     Bank indebtedness and loans
      payable                                (3,651)     (21,212)      (3,651)
     Senior unsecured indebtedness                -        3,205            -
     -------------------------------------------------------------------------
                                             (3,651)    (138,186)     (12,813)
     Investing Activities:
     Purchase of securities              (3,211,069)           -   (3,211,069)
     Proceeds from sale of securities     3,885,161            -    3,885,161
     Proceeds from sale of discontinued
      operations                                  -            -            -
     Acquisitions                            74,361      (66,812)      (1,941)
     Other                                   34,407            -       (2,690)
     -------------------------------------------------------------------------
                                            782,860      (66,812)     669,461
     Discontinued operations
     Operating activities                    14,025            -       14,025
     Financing activities                    (7,891)           -       (7,891)
     Investing activities                    (3,107)           -       (3,107)
     -------------------------------------------------------------------------
                                              3,027            -        3,027
     Increase (decrease) in cash during
      the period                            400,220            -      413,287
     Cash and cash equivalents,
      beginning of period                    78,175            -      105,656
     -------------------------------------------------------------------------
     Cash and cash equivalents, end of
      period                            $   478,395  $         -  $   518,943
     Less cash and cash equivalents of
      discontinued operations, end of
      period                                  9,893            -        9,893
     -------------------------------------------------------------------------
     Cash and cash equivalents of
      continuing operations at end of
      period                            $   468,502  $         -  $   509,050
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the nine months ended September 30, 2008

                                            KFSI          KAI        K2007GP
     -------------------------------------------------------------------------
                                             (a     (an "issuer" /    (an
                                        "Guarantor") "Guarantor")   "Issuer")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities:
     Net income (loss)                  $   (45,492) $   (74,925) $       208
     Loss (income) from discontinued
      operations                            (34,985)           -            -
     Equity in undistributed earnings
      in subsidiaries                       117,824       58,077            -
     Other                                   51,688      (34,731)        (237)
     -------------------------------------------------------------------------
                                             89,035      (51,579)         (29)
     Financing Activities:
     Share capital                           (2,538)     111,683            -
     Repurchase of common shares for
      cancellation                           (1,276)           -            -
     Contributed surplus                          -            -            -
     Dividends paid                          (9,786)           -            -
     Bank indebtedness and loans
      payable                              (172,976)        (246)         173
     Senior unsecured indebtedness                -            -            -
     -------------------------------------------------------------------------
                                           (186,576)     111,437          173
     Investing Activities:
     Purchase of securities                  (1,625)           -            -
     Proceeds from sale of securities         1,184            -            -
     Proceeds from sale of discontinued
      operations                             44,067            -            -
     Acquisitions                            87,600            -            -
     Other                                      207      (62,568)           -
                                            131,433      (62,568)           -
     Discontinued operations
     Operating activities                         -            -            -
     Financing activities                         -            -            -
     Investing activities                         -            -            -
     -------------------------------------------------------------------------
                                                  -            -            -
     Increase (decrease) in cash during
      the period                             33,892       (2,710)         144
     Cash and cash equivalents,
      beginning of period                    13,716        6,960          566
     -------------------------------------------------------------------------
     Cash and cash equivalents, end of
      period                            $    47,608  $     4,250  $       710
     Less cash and cash equivalents of
      discontinued operations, end of
      period                                      -            -            -
     -------------------------------------------------------------------------
     Cash and cash equivalents of
      continuing operations at end of
      period                            $    47,608  $     4,250  $       710
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the nine months ended September 30, 2008

                                           Other
                                       Subsidiaries   Consolidation    Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                       subsidiaries")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities:
     Net income (loss)                  $  (101,184) $   175,901  $   (45,492)
     Loss (income) from discontinued
      operations                              7,292            -      (27,693)
     Equity in undistributed earnings
      in subsidiaries                             -     (175,901)           -
     Other                                 (396,064)     118,215     (261,129)
     -------------------------------------------------------------------------
                                           (489,956)     118,215     (334,314)
     Financing Activities:
     Share capital                                -     (111,683)      (2,538)
     Repurchase of common shares for
      cancellation                                -            -       (1,276)
     Contributed surplus                          -            -            -
     Dividends paid                               -            -       (9,786)
     Bank indebtedness and loans
      payable                               (98,512)      98,585     (172,976)
     Senior unsecured indebtedness                -      (17,517)     (17,517)
     -------------------------------------------------------------------------
                                            (98,512)     (30,615)    (204,093)
     Investing Activities:
     Purchase of securities              (2,401,348)           -   (2,402,973)
     Proceeds from sale of securities     2,911,895            -    2,913,079
     Proceeds from sale of discontinued
      operations                                  -            -       44,067
     Acquisitions                              (212)     (87,600)        (212)
     Other                                   77,917            -       15,556
     -------------------------------------------------------------------------
                                            588,252      (87,600)     569,517
     Discontinued operations
     Operating activities                    13,673            -       13,673
     Financing activities                    (2,329)           -       (2,329)
     Investing activities                    (6,708)           -       (6,708)
     -------------------------------------------------------------------------
                                              4,636            -        4,636
     Increase (decrease) in cash during
      the period                              4,420            -       35,746
     Cash and cash equivalents,
      beginning of period                   140,393            -      161,635
     -------------------------------------------------------------------------
     Cash and cash equivalents, end of
      period                            $   144,813  $         -  $   197,381
     Less cash and cash equivalents of
      discontinued operations, end of
      period                                 14,674            -       14,674
     -------------------------------------------------------------------------
     Cash and cash equivalents of
      continuing operations at end of
      period                            $   130,139  $         -  $   182,707
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: /
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 06:00e 06-NOV-09